NO ACT

PE
12-9-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09001061

January 22, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-22-09

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: Con-way, Inc.
Incoming letter dated December 9, 2008

Dear Mr. Stoller:

This is in response to your letters dated December 9, 2008 and January 12, 2009 concerning the shareholder proposal submitted to Con-way by James M. Diehl. We also have received letters from the proponent dated December 14, 2008, January 6, 2009 and January 21, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Con-way Inc.
Incoming letter dated December 9, 2008

The proposal requests that the board of directors take the necessary steps to ensure that future annual shareholder meetings be distributed over the internet using webcast technology.

There appears to be some basis for your view that Con-way may exclude the proposal under rule 14a-8(i)(7), as relating to Con-way's ordinary business operations (i.e., shareholder relations and the conduct of annual meetings). Accordingly, we will not recommend enforcement action to the Commission if Con-way omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Con-way relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-3360
DIRECT FAX
(917) 777-3360
EMAIL ADDRESS
DANIEL.STOLLER@SKADDEN.COM

December 9, 2008

By e-mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Con-way Inc. - Omission of Rule 14a-8 Shareholder Proposal Submitted by James M. Diehl

Dear Sir or Madam:

We are writing on behalf of our client, Con-way Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by James M. Diehl (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), we are e-mailing to the Staff (i) this letter and (ii) the Proposal and cover letter dated November 12, 2008, submitted by the Proponent and attached hereto as Exhibit A. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The Proposal urges that the Company broadcast live over the Internet using webcast technology all future annual meetings of shareholders, with such webcast including all executives, directors and shareholders participating in the meeting. The Proposal also provides that the live audio-video broadcast include all executives and directors participating in the annual meeting from locations other than the site of the meeting (that is, participating in the annual meeting electronically). Finally, the Proposal provides that replays of the entire audio-video recordings of each annual meeting be available, on demand and for an unspecified period of time, via the Company's website.

Specifically, the Proposal states:

> **Resolved:** That Con-way Inc. Stockholders urge the Board of Directors take the necessary steps to ensure that future Annual Shareholders Meetings be distributed over the Internet using webcast technology.
>
> This proposal is comprised of three essential elements.
>
> 1) Live video-audio broadcast of Con-way Executives, Directors and Shareholders participating in the Annual Meetings.
>
> 2) Live video-audio broadcast of Executives and Directors participating from Company headquarters or other locations.
>
> 3) Post meeting, on-demand distribution via Con-way's website of entire video-audio recordings of its Annual Meetings.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials because (i) in violation of Rule 14a-8(i)(7), the Proposal deals with matters relating to the conduct of the Company's ordinary business operations and (ii) in violation of Rule 14a-8(i)(3), the Proposal includes numerous materially false and misleading statements and is vague and indefinite in substantial part and thus, materially false and misleading, all in violation of Rule 14a-9. In addition, if the Staff does not concur that the Proposal maybe excluded from the Proxy Materials in its entirety, the Company requests that the Staff concur with the Company's view that the Proposal be revised to omit certain portions of the supporting statement as discussed in Section II.B.1 below.

II. Bases for Excluding the Proposal

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because it Deals Directly with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with matters related to the company's ordinary business operations. In its Release adopting amendments to Rule 14a-8 in 1998, the Commission stated that the general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See Exchange Act Release No. 34-40018* (May 21, 1998). This policy is based on two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Company believes these fundamental policy considerations justify the exclusion of the Proposal. Determinations as to whether the Company should conduct live video-audio webcasts of all future annual meetings of shareholders and, if so, how such webcasts should be conducted, fall squarely within the scope of the Company's ordinary business operations. Similarly, determinations as to whether any such webcasts should be subject to replay on demand for an unspecified period of time (and, possibly, forever) are clearly within the scope of the Company's ordinary business operations. In determining whether it is appropriate to conduct live webcasts and subsequent rebroadcasts of its annual meetings, the Company must consider various associated costs (some of which are expected to be substantial), the date, time and location of the annual meeting, the location of participants not present at the site of the annual meeting, technology and staffing support, anticipated website traffic and shareholder relations.

For example, several years ago the Company's Board of Directors (the "Board"), as contemplated by Item 407(b)(2) of Regulation S-K, adopted a policy that the Chairman of the Board and the Chief Executive Officer attend annual meetings in person, and that other directors attend annual meetings either in person or electronically. As a result, many directors have participated in annual meetings by telephonic conference call, either from their homes or places of business. The Proposal, if adopted and implemented, would require, at substantial cost to the Company, the necessary video-audio webcast equipment to be available at each site where directors participating electronically are located or, alternatively, would necessitate a change in the Board's pre-existing policy regarding director participation in annual meetings. These are matters relating to ordinary business operations that are to be determined by the Board rather than shareholders.

The Staff has been consistent in its view that shareholder proposals relating to the webcast of annual meetings fall within the "ordinary business" exclusion of Rule 14a-8(i)(7). In *Commonwealth Energy Corporation* (November 15, 2002), the Staff concurred with the exclusion of a proposal requesting that the company make audio or video recordings of shareholder and director meetings, and retain such recordings for a minimum of three years for review by shareholders and directors. The Staff concluded that the proposal related to ordinary business operations because it related to "shareholder relations and the conduct of annual meetings" and was therefore excludable under Rule 14a-8(i)(7). Similarly, in *Irvine Sensors Corporation* (January 2, 2001), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal relating to shareholder communications, including a specific provision requesting that the company webcast its annual meetings of shareholders.

The Proposal, if adopted and implemented, would have the effect of strongly discouraging, if not completely eliminating, electronic participation in annual meetings by Company directors. As a result, the Proposal could influence significantly the location, date and time of the Company's future annual meetings. The Staff has concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals seeking to dictate the date and location of annual meetings. See, e.g., *Bank of America Corporation* (December 14, 2006); *Raytheon Company* (January 19, 2006); *Continental Airlines, Inc.* (September 3, 2004); *Bank of America Corporation* (January 10, 2003); and *Verizon Communications, Inc.* (January 30, 2001).

Similarly, the Staff has concurred with the exclusion under Rule 14a-8(i)(7) of proposals relating to conduct of annual meetings. *See, e.g., Bank of America Corporation* (February 16, 2006) (exclusion of a proposal that "all stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders"); *Exxon Mobil Corporation* (March 2, 2005) (exclusion of a proposal requesting time be set aside at each annual meeting for shareholders to ask questions of directors); *EMC Corporation* (March 7, 2002) (exclusion of a proposal requesting that the company pledge to continue to hold in-person annual meetings because the determination of whether to hold an in-person meeting was a matter of ordinary business operations); *AmSouth Bancorporation* (January 15, 2002) (exclusion of a proposal requesting that the floor of the company's annual meeting be opened to questions and comments from shareholders for thirty minutes prior to adjournment); *Niagara Mohawk Holdings, Inc.* (March 5, 2001) (exclusion of a proposal that related to setting aside a discussion room for all shareholders at the company's annual meeting); and *The Gillette Company* (February 2, 2001) (exclusion of a proposal recommending that the board provide information to shareholders attending the company's annual meeting and present measures for open discussion).

The Company anticipates there would be significant costs associated with implementing the Proposal's provisions that (i) directors and executives, wherever located, who participate electronically in an annual meeting be part of a live video-audio broadcast, and (ii) annual meeting webcasts be subject to replay on demand on the Company's website for an unspecified period of time (and, possibly, forever). The Staff regularly has concurred that companies may exclude shareholder proposals pursuant to Rule 14a-8(i)(7) where implementation of the shareholder proposal would require the company to incur significant additional expenses. *See, e.g., The Procter & Gamble Company* (August 9, 2007) (exclusion of a proposal requiring that the company sponsor television programs in Spanish, which, the company argued, would cause the company to incur significant additional costs); *The Bureau of National Affairs, Inc.* (February 23, 2001) (exclusion of a proposal requiring that the company hire a firm to determine its "market value," which the company noted would be "prohibitively expensive"); and *Masco Corporation* (February 26, 2008) (exclusion of a proposal requiring that the company limit the term of its engagement of outside auditors to five years, where the company noted the potentially increased costs it would incur by adopting such policy).

B. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because it is Materially False and Misleading in Violation of Rule 14a-9.

1. *Substantial Portions of the Proposal are Materially False and Misleading, Including Statements that Impugn Character, Integrity or Personal Reputation and Make Charges Concerning Improper or Illegal Conduct, Without Factual Foundation.*

The Company believes that the Proposal may properly be excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal and its related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9, Note (b) cites as an example of false and misleading statements "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Consistent with Note (b) to Rule 14a-9, the Staff stated in Section B.4 of Staff Legal Bulletin No. 14B (September 15, 2004) that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

The supporting statement submitted by the Proponent cites several questions asked by the Proponent at the Company's 2005, 2006, 2007 and 2008 annual meetings of shareholders. These questions refer by name to the Company's former Chief Executive Officer (Gregory Quesnel), former General Counsel (Eberhard Schmoller), current non-executive Board Chair (Keith Kennedy) and current General Counsel (Jennifer Pileggi). The questions posed by the Proponent at prior annual meetings, and restated in the supporting statement, are accusatory in nature and are intended to imply improper actions on the part of these former and current officers and on the part of the Company's Board, thereby impugning the character, integrity and personal reputations of such persons and implying improper or illegal conduct. These assertions are made by the Proponent without factual foundation in direct violation of Note (b) of Rule 14a-9.

The fact that the Proponent is reciting questions he previously asked at annual meetings does not excuse violations of Rule 14a-9. As stated in an article by David A. Sirignano (who was at the time a senior member of the Staff), "*Review of Proxy Contests by the Staff of the Securities and Exchange Commission*" (September 6, 1988), "[t]he solicitor assumes responsibility and liability for material prepared and published by another party and reprinted in proxy solicitation material. Such material is subject to the same scrutiny and the same standards of disclosure as all other proxy materials of such person. Accordingly, the solicitor must be prepared to support the statements made, not merely the fact that the statements were made."

Here, the soliciting person is the Proponent and the soliciting material is the supporting statement forming part of the Proposal. If a soliciting person is required by Rule 14a-9 to be responsible for the accuracy of cited statements made by third parties, the Proponent is certainly responsible for the republication of his own prior statements.

The Proponent's assertions in the supporting statement are materially false and misleading in the following respects:

- *Question Regarding Mr. Quesnel's Consulting Agreement.* In connection with Mr. Quesnel's departure as Chief Executive Officer of the Company in 2004, Mr. Quesnel and the Company entered into a fairly typical consulting and non-competition agreement, which was approved by the Company's overwhelmingly independent Board. The agreement required Mr. Quesnel's assistance during a one-year transition period following his departure and Mr. Quesnel agreed not to work for a competitor during that one-year period. The Proponent's question, asked at the 2005 annual meeting and reiterated in the supporting statement, suggests there was something improper about the agreement without providing any factual foundation whatsoever for such assertion.

- *Question Regarding Agreement with Mr. Schmoller.* This question is designed to imply, without any factual foundation whatsoever, that improper payments were made by the Company to Mr. Schmoller upon his departure as the Company's General Counsel in 2004. The question also includes a false allegation against Ms. Pileggi, without any factual foundation whatsoever. The Proponent's apparent basis for his false and misleading allegations is that fact that Chairman Kennedy, in response to a question asked by the Proponent at the 2005 annual meeting, referred to the payment to Mr. Schmoller as "stay pay" rather than "severance pay." Mr. Kennedy and Ms. Pileggi subsequently advised the Proponent, on several occasions, that the payments to Mr. Schmoller were "severance payments," but the Proponent persists in publishing his erroneous and unsupported allegations as proxy soliciting material.

- *Question Regarding Backdating of Options.* This question is designed to suggest, without any factual foundation whatsoever, that the Company's executives and directors engaged in improper backdating of options. The Proponent is well aware of the answer to this question, as he was informed in response to his question at the Company's 2007 annual meeting that the Audit Committee of the Board, consisting entirely of independent directors, conducted an investigation into backdating of options at the Company and determined that no improper backdating of options had occurred. Again, this question is designed to create an implication of improper activity by executives and directors when none, in fact, existed.

- *Question Regarding Annual Meeting Transcripts.* This question, which was asked by the Proponent at the 2006 annual meeting, is false and misleading. In fact, elsewhere in the supporting statement, the Proponent acknowledges that the

Company does, in fact, post annual meeting transcripts on its website. The fact that the cited question originally was posed in 2006 does not excuse the materially false and misleading nature of the question today.

The Staff has a long-standing policy that companies properly may exclude all or part of shareholder proposals that contain material impugning the character, integrity or personal reputation of, or make charges concerning illegal or improper conduct by, the company's directors or employees without factual basis. *See, e.g., Entergy Corporation* (February 14, 2007) (exclusion of a proposal where, among other false and misleading material, the proposal contained statements which impugned the character of independent directors by questioning their independence and insinuating some directors had conflicts of interest); *The Swiss Helvetia Fund, Inc.* (April 3, 2001) (exclusion of a proposal that implied, without factual foundation, that directors have violated or may choose to violate their fiduciary duties); and *Phoenix Gold International, Inc.* (November 21, 2000) (exclusion of portions of a supporting statement questioning the independence of independent directors). The Staff also has concurred that companies may exclude from shareholder proposals statements implying that the company had engaged in wrongdoing. *See, e.g., 3M Company* (February 17, 2004) (requiring a proponent either to provide support for or to omit assertion in the supporting statement that the company has faced certain litigation); *Post Properties, Inc.* (March 26, 2004) (exclusion of portion of a supporting statement asserting that the company may have violated federal securities laws by failing to disclose fully a director's compensation package); *Boise Cascade Corporation* (January 23, 2001) (exclusion of portion of a supporting statement alleging that the company had engaged in wrongdoing and was "routinely criticized by environmental and human rights leaders"); and *Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (exclusion of portion of a supporting statement discussing a *Wall Street Journal* article which suggested, without factual basis, that the company had engaged in improper conduct).

In Section E.1 of Staff Legal Bulletin No. 14 (July 13, 2001), the Staff states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In light of the pervasive nature of the false and misleading statements contained in the supporting statement, the Company believes the entire Proposal may properly be excluded from the Proxy Materials. In the alternative, the Proponent should be required to remove or revise the materially false and misleading statements cited above.

2. The Proposal is Inherently Vague and Indefinite.

In Section B.4 of Staff Legal Bulletin No. 14B (September 15, 2004), the Staff states that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Proposal urges the Board to provide "post meeting, on-demand distribution via [the Company's] website of entire video-audio recordings of its Annual Meetings." The Proposal does not specify how long the Company would provide access to these video-audio recordings on its website. Accordingly, shareholders voting on the Proposal would not have a clear understanding of the costs and other burdens which would be imposed on the Company if the Proposal were adopted and implemented. Likewise, the Company would not know specifically what actions it would be expected to take in order to implement the Proposal.

The Staff, in numerous no-action letters, has concurred in the exclusion of shareholder proposals involving vague and indefinite requirements where neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal were implemented. *See, e.g., Bank of America Corporation* (February 25, 2008) (exclusion of a proposal requesting that the company not involve itself in activities that support coal mines or the construction of coal-burning power plants because the proposal was vague and indefinite as to what activities the company was to refrain from undertaking); *Wendy's International. Inc.* (February 24, 2006) (exclusion of a proposal requesting a report on the progress made toward "accelerating development" of certain humane slaughter techniques because the proposal was vague and indefinite as to what "accelerating" and "development" meant); and *The Ryland Group, Inc.* (January 19, 2005) (exclusion of a proposal that the company compile a report on the company's compliance with certain sustainability guidelines because the proposal was vague and indefinite as to how such compliance was to be measured).

Since the Proposal is vague and indefinite and since neither the shareholders voting on the Proposal nor the Company would be able to determine with reasonable certainty exactly what actions compliance with the Proposal requires, the Company believes that the Proposal may properly be excluded from the Proxy Materials.

III. Conclusion

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations and (ii) Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9. Should the Staff disagree with the Company's positions or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned at daniel.stoller@skadden.com and to the Proponent at *** FISMA & OMB Memorandum M-07-16 ***

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360.

Very truly yours,



Daniel E. Stoller

cc: Jennifer W. Pileggi, Esq., Senior Vice President, General Counsel and Secretary, Con-way Inc.

Mr. James M. Diehl

EXHIBIT A

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2008

Con-way Inc.
Jennifer Pileggi, Senior V.P., General Counsel and Secretary
2855 Campus Drive
Suite 300
San Mateo, CA
94403

Dear Ms. Pileggi,

As a Con-way Inc. shareholder, having Company securities in excess of the minimum required value and for the length of time required under Rule 14a-8 of the Securities and Exchange Commission Act of 1934, with the intent to retain all owned securities, make the following Shareholder Proposal and request that this Proposal be included in the Company's 2009 Proxy Statement pending a shareholder vote at the Company's next annual or special meeting.

Sincerely,



James M. Diehl

Enclosed: Shareholder Proposal

Shareholder Proposal

Resolved: That Con-way Inc. Stockholders urge the Board of Directors take the necessary steps to ensure that future Annual Shareholders Meetings be distributed over the internet using webcast technology.

This Proposal is comprised of three essential elements.

1) Live video-audio broadcast of Con-way Executives, Directors and Shareholders participating in Annual Meetings.

2) Live video-audio broadcast of Executives and Directors participating from Company headquarters or other locations.

3) Past meeting, on-demand distribution via Con-way's website of entire video-audio recordings of its Annual Meetings.

Supporting Statement: Con-way Inc. (Con-way/Company) recognizes that Shareholders normally do not attend their Annual Meetings for a variety of reasons. For many years the Company would not provide shareholders with copies of the transcripts of those Meetings. Attending Shareholders were prohibited from electronically recording any portion of the meetings. Under that scheme, Shareholders were prevented from hearing, seeing or reading what took place at Annual Meetings unless they attended in person.

In 2005 Pat Fossenier, Con-way's Vice President of Investor Relations reported that, "The (Annual Meeting) transcript is a CNF corporate document that is not being made available to Shareholders and others."

During the 2006 Annual Meeting Jennifer Pileggi, Con-way's Senor Vice President, General Counsel and Secretary reported, "We maintain that that (transcripts) is an internal Company record of an internal Company document an we don't share it externally."

My name is James M. Diehl and as a Shareholder I have attended every Annual Meeting since 2004 and participated in the question and answers portion of those meetings. I believe that the Company's policy that prevents shareholders from learning what took place at Annual Meetings was unreasonable and unacceptable.

For a few minutes once a year, Shareholders are given an opportunity to question Executives and the Chairman of the Board regarding Company activities. Questions that, if asked outside of the Annual Meeting, may go unanswered.

The questions that I submitted during these meetings were legitimate shareholder questions, often based on information that the Company had previously filed with the Securities and Exchange Commission.

2005: What contributions did departing CEO, Gregory Quesnel provide in exchange for his $1,000,000.00 consulting agreement?

2006: Why does the Company refuse to provide Shareholders with Annual Meeting transcripts?

2007: Had the Company found any instances of improper backdating of stock options?

2008 Why did General Counsel Pileggi report to the SEC that former General Counsel, Eberhard Schmoller was given $850,000.00 in severance pay, if it was actually stay-pay as Chairman Kennedy claimed during the 2005 annual Meeting?

My campaign to persuade the Company to provide Shareholders with transcripts of its Annual Meeting was successful. The transcripts are now posted on Con-way's website under Investor Relations. However, Con-way could and should do more to provide its Shareholders with on-line access to its Annual Meetings. Learn more at: www.con-wayshareholder.com

I urge you to vote YES for this proposal.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-3360
DIRECT FAX
(917) 777-3360
EMAIL ADDRESS
DANIEL.STOLLER@SKADDEN.COM

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January 12, 2009

By e-mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Con-way Inc. - Supplement to Letter Dated December 9, 2008 Related to Omission of Rule 14a-8 Shareholder Proposal Submitted by James M. Diehl

Dear Sir or Madam:

I refer to my letter dated December 9, 2008 (the "December 9 Letter") pursuant to which I requested, on behalf of our client, Con-way Inc., a Delaware corporation (the "Company"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by James M. Diehl (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

This letter is in response to the Proponent's letter to the Staff dated January 6, 2009 (the "Proponent's Letter") and the 31 accompanying attachments (the "Attachments"), and is intended to supplement the December 9 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), we are e-mailing this letter to the Staff. A copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

As the Proponent's Letter readily acknowledges, the Proponent is a former employee whose employment with the Company was terminated in 2001. Since that time he has pursued, through a variety of means, a number of personal grievances against the Company and certain of its current and former officers and directors. Despite the candid admission in the Proponent's Letter that "[m]uch of the background details that I will provide has no bearing whatsoever, on the actual Proposal before the Commission" (at page 7) (emphasis added), the Proponent nevertheless devotes the major part of his 21-page letter and 31 accompanying Attachments to placing his numerous personal grievances on the public record. This, we believe, is an unnecessary imposition on the Staff's time and a flagrant misuse of the Rule 14a-8 process.

The Proponent's Letter and accompanying Attachments also demonstrate that each of the Proponent's grievances has been carefully reviewed by the Company's management and/or Audit Committee of the Board of Directors, with the assistance of outside counsel as warranted. The Company repeatedly has responded to the Proponent's allegations.

The Proponent's Letter states (at page 6): "[t]he fact that my interest in the Company began during a personal dispute with the Company seven years ago should not be a factor in granting the Company's request to omit the Proposal. The Proposal should be judged solely on its own merits, the actual content detailed in the Proposal, its Supporting Statement, and in accordance with Commission Rules." On this point, the Company agrees. The Company is not seeking to exclude the Proposal based on "personal grievance" or "special interest" grounds under Rule 14a-8(i)(4). The Company has requested the Staff's concurrence that the Proposal may be excluded from the Proxy Materials because (i) in violation of Rule 14a-8(i)(7), the Proposal deals with matters relating to the conduct of the Company's ordinary business operations and (ii) in violation of Rule 14a-8(i)(3), the Proposal includes numerous materially false and misleading statements and is vague and indefinite in substantial part and thus materially false and misleading, all in violation of Rule 14a-9.

Consequently, the Company will not use the Rule 14a-8 process to debate the substance of the Proponent's various personal grievances.[1]

---

1 The Attachments to the Proponent's Letter demonstrate the pervasive nature of the inaccurate allegations made therein. Two examples are set forth below:

First, the Proponent's Letter (at page 9) inaccurately asserts that Jennifer Pileggi, the Company's Senior Vice President and General Counsel, was evasive in her response at the 2008 annual meeting of shareholders to the Proponent's question about the relationship of Eberhard Schmoller,

(cont'd)

As a final introductory point, we note (but do not understand) the Proponent's effort to raise an issue concerning the version of his cover letter we furnished to the Staff as Exhibit A to the December 9 Letter. The cover letter we properly furnished was the Proponent's November 12, 2008 letter (the "November 12 Letter") which accompanied the Proposal. The Proponent's Letter (at page 5) asserts that the November 12 Letter was "amended" by his December 1, 2008 letter (the "December 1 Letter") (Attachment 4 to the Proponent's Letter), and that our failure to include the December 1 Letter with the December 9 Letter "could have, and would most likely have, an unfair affect [sic] on the Proponent's ability to have the Proposal included with the Company's Proxy Materials."

The December 1 Letter was written in response to my letter dated November 20, 2008 (the "November 20 Letter") (Attachment 5 to the Proponent's Letter) notifying the Proponent, pursuant to Rule 14a-8(f), of his non-compliance with a procedural requirement of Rule 14a-8. In the December 1 Letter, the Proponent corrected the procedural deficiency on a timely basis, and the Company is not seeking to exclude the Proposal on any procedural grounds. Therefore, the November 20 Letter and the December 1 Letter have no relevance to the Company's request that the Staff concur in its omission of the Proposal from the Proxy Materials.

II. The Proponent's Letter Fails to Refute the Company's Argument that the Proposal May Be Excluded Under Rule 14a-8(i)(7) Because it Deals Directly with Matters Relating to the Company's Ordinary Business Operations.

Section II.A. of the December 9 Letter sets forth a detailed and specific argument, backed by numerous precedents, supporting the Company's view that it may properly exclude the Proposal under Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations. As discussed in the December 9 Letter, the determination as to whether to conduct live webcasts and subsequent

---

(cont'd from previous page)

the Company's prior General Counsel, with an outside law firm. In fact, Attachment 16 to the Proponent's Letter (at page 13) shows Ms. Pileggi's clear response to the Proponent:

> "Jim, we have no information as to Eb's [Mr. Schmoller's] personal relationship with Morrison and Foerster. The Company used Morrison & Foerster on occasion on company business and the Company and the audit committee retained them. The audit committee retained them in this case as well."

Second, the Proponent's letter alleges that the two minute time period allotted to each shareholder for questions at annual meetings is insufficient. In fact, as the Proponent knows, no time limitation has been applied to the Proponent, who has been given the opportunity to ask multiple questions at each shareholders' meeting he has attended. Attachment 16 to the Proponent's letter (at page 15) shows the Company's Chairman, Keith Kennedy, assuring the Proponent that he was under no time deadline: "We'll give you the time for your questions, Jim. Don't worry."

rebroadcasts of annual meetings involves consideration, among other things, of matters relating to (1) the manner in which the Company communicates with its shareholders; (2) the manner in which the Company conducts its annual meetings; (3) the date, time and location of the Company's annual meetings and (4) the expenditure of potentially significant amounts of corporate funds. The Staff consistently has concurred that companies may exclude under Rule 14a-8(i)(7) shareholder proposals which deal with these matters. The Proponent's Letter makes no effort to refute the numerous precedents cited in the December 9 Letter, nor does the Proponent's Letter cite any precedent to support its argument that the Proposal does not relate to the Company's ordinary business operations. In fact, the Proponent's Letter (at page 4) acknowledges that the no-action letters cited as precedent in the December 9 Letter present "similar issues" to those presented by the Proposal. The Proponent's sole response to the precedents presenting similar issues is the assertion that his Proposal is "unique unto itself" (at page 4).

The Proponent's primary argument that the Proposal should not be excluded under Rule 14a-8(i)(7) is his conclusory assertion in the Proponent's Letter (at page 4) that the Proposal "would transcend the day-to-day business matters and would raise policy issues so significant that it would be appropriate for a shareholder vote." The Proponent, however, offers no support for his conclusory statement, and fails to identify any basis for his conclusion that it is a matter of significant policy whether the Company (or all companies) should webcast and subsequently rebroadcast their annual meetings.

III. The Proponent's Letter Fails to Refute the Company's Argument that the Proposal is Materially False and Misleading in Violation of Rule 14a-9.

As discussed in Section II.B.1. of the December 9 Letter, the Proponent's supporting statement cites several questions asked by the Proponent at the Company's 2005, 2006, 2007 and 2008 annual meetings of shareholders which we believe are accusatory in nature and are intended to imply improper actions on the part of certain former and current officers and on the part of the Company's Board, thereby impugning the character, integrity and personal reputations of such persons and implying improper or illegal conduct without factual foundation in violation of Note (b) of Rule 14a-9.

In Section XI of the Proponent's Letter (starting at page 12), the Proponent discusses the questions he cited in the supporting statement. While we believe such discussion contains numerous mischaracterizations and misstatements, we will cite only a few:

- *Question Regarding Agreement with Mr. Schmoller.* The Proponent's Letter (at page 14) explicitly acknowledges that the Company disclosed in its 2005 proxy statement the fact that Mr. Schmoller received $850,000 in severance pay in connection with his departure as the Company's General Counsel in 2004. Furthermore, as stated in the December 9 Letter, it has been explained to the Proponent on numerous occasions that the payments to Mr. Schmoller were, in fact, severance payments. The Proponent, however, continues to dwell on the statement from the 2005 annual meeting made by the Company's Chairman of the Board, Keith Kennedy, characterizing the payment to Mr. Schmoller as "stay pay" instead of "severance pay." Mr. Kennedy's characterization was entirely understandable since the agreement with Mr. Schmoller was that the Company would provide him with a severance payment if he agreed to stay on with the Company until the completion of the divestiture of one of the Company's significant businesses. Given that the payment to Mr. Schmoller was described in the Company's public filings as severance pay, and that it has been described as such to the Proponent on numerous occasions, it is most surprising that the Proponent's Letter (at page 16) states: "[i]t is only now, that this issue has come before the Commission, that the Company has capitulated and conceded that Mr. Schmoller did in fact receive severance pay." As noted above, two pages earlier in the Proponent's Letter, the Proponent acknowledged that the payment was described as a severance payment in the Company's 2005 proxy statement.

- *Question Regarding Backdating of Options.* As stated in the December 9 Letter, we believe this question is designed to falsely imply, without any factual foundation whatsoever, that the Company's executives and directors engaged in improper backdating of options. In response to the Proponent's question about the backdating of options at the 2007 annual meeting, Chairman Kennedy stated that the Audit Committee had conducted an investigation and determined that there was no improper backdating of options (Attachment 15 to the Proponent's Letter, at page 7). We do not dispute the appropriateness of the Proponent's question at the time it was asked at the 2007 annual meeting; however, it is materially false and misleading for Proponent to reiterate such question in solicitation materials for the 2009 annual meeting without disclosing that his question was clearly answered and that an internal investigation concluded that there had been no backdating of options.

The Proponent's Letter also fails to rebut the Company's argument in Section II.B.2. of the December 9 Letter that the Proposal is false and misleading because it is vague and indefinite and thus excludable under Rule 14a-8(i)(3). The Proponent's Letter (at page 2) states that the intent of the Proposal is to require video participation only from executives and directors who "actively" participate in annual meetings. This interpretation, however, is not at all apparent from the text of the Proposal. The fact that the Proponent's interpretation of the Proposal is very different from the Company's interpretation underscores the point that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B, Section B.4. (September 15, 2004).

IV. Conclusion

For the reasons stated above and in the December 9 Letter, the Company continues to believe that the Proposal may properly be omitted from the Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations and (ii) Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9.

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned at daniel.stoller@skadden.com and to the Proponent at *** FISMA & OMB Memorandum M-07-16 ***

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360.

Very truly yours,



Daniel E. Stoller

cc: Jennifer W. Pileggi, Esq., Senior Vice President, General Counsel and Secretary, Con-way Inc.

Mr. James M. Diehl

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

December 14, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Con-way Inc. – Submission of Shareholder Proposal

Dear Sir or Madam

I am writing in response to Con-way Inc., a Delaware corporation (the Company), pursuant to Rule 14a-8 under the Securities and Exchange Commission Act of 1934, as amended, to request the Staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) delay final judgment of the Company's request to omit the submitted Shareholder Proposal (the Proposal) in question from the Company's proxy materials, to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

Extenuating Circumstances

When I received word last week that the Company had petitioned the Commission to omit the Proposal, I was out of the country. I will be traveling out of state on business this week as well. Therefore, I respectfully request that the Staff delay ruling on the Company's request until December 24, 2008 at the earliest, in order that I have sufficient time to respond appropriately to allegations made by the Company.

There are numerous issues contained in the Company's petition that are not accurate that must be addressed in order to provide the Commission with reliable information that can be considered and evaluated during the Staff's deliberation of this matter.

Regardless, I will commit to have my written response submitted to the Commission's Washington office no later than December 23, 2008.

Sincerely,



James M. Diehl

Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

100 F Street, N.E.

Washington, D.C. 20549

Reference: Con-way Inc. – Submission of Shareholder Proposal

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Con-way Inc. – Submission of Shareholder Proposal

Central Index Key: CNW

Dear Sir or Madam,

I (Proponent) am writing in response to Con-way Inc., a Delaware corporation (the Company), pursuant to Rule 14a-8 under the Securities and Exchange Commission Act of 1934, as amended, to request the Staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) to reject the Company's request to omit the submitted Shareholder Proposal (the Proposal) (Attachment 1) from the Company's Proxy Materials, to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), I am submitting this letter and its thirty-one (31) attachments to the Commission, via Fed Ex delivery. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Company, and its Counsel, Mr. Stoller.

I. Introduction

The Company, through counsel, Daniel E. Stoller with Skadden, Arps, Slate Meagher & Flom LLP, has petitioned the Commission to concur with the Company's view, that the Proposal should be properly omitted. (Attachment 2)

In presenting a legal basis to support the Company's position, counsel has cited several previously decided cases involving shareholder proposals and for other reasons.

The Proponent rejects the arguments, statements and accusations that the Company has made in its response to the Proposal, to the Commission. Although the Commission has no interest in the particular merits of the Proposal, the Proponent will present opposing arguments with supporting material, in order that content that is appropriate for the Staff to consider during their review is made available.

The Company has substantial information technology resources that can be utilized in accomplishing the intent of this Proposal. In 2008, Web-cast technology has become affordable and an effective media source to provide access to a wide audience, in a cost effective manner. The Company's arguments that the implementation of this proposal would be costly and burdensome are overstated.

On December 2, 2008, the Company announced on its website that it has been named among the top 10 companies on the InfoWorld 100. InfoWorld 100 is an annual ranking of the most creative and intelligent users of technology to meet business goals. That InfoWorld award is a substantial indicator that the Company is technologically innovative and capable of web-casting their annual meetings. (Attachment 3)

The Company's stated interpretation to the Commission of the current Proposal is more encompassing than the written intent of the Proposal. The Proposal would require only executives and Directors who, *actively*, participate, i.e.: chair the meeting and/or provide content, answer shareholders question etc., opposed to merely phoning-in and monitoring the proceedings without adding to any discussions. This would reduce the burden and cost that the Company argued in their letter to omit. Ideally this would be limited to three individuals; the Chairman, the President/CEO and the Corporate Secretary, or, in the event that they are unavailable to participate, their designates.

II. Company Position

Mr. Stoller's (Counsel) letter to the Commission dated December 9, 2008, contains a number of harsh, unsubstantiated and derogatory accusations of the Proposal that are listed on page five, under II (B):

> ***"(B) The Proposal May be Excluded Under Rule 14a-8(i)(3) Because It is Materially False and Misleading in violation of Rule 14a-9."***
>
> ***1. Substantial Portions of the Proposal are Materially False and Misleading Including Statements that Impugn Character, Integrity or Personal Reputation and Make Charges Concerning Improper or Illegal Conduct, Without Factual Foundation.***

Counsel failed to provide details or documents to support his stated allegations. Counsel also provided the Commission with an outdated Proposal cover letter that had been replace and delivered to the Company on December 2, 2008, one week prior to Counsel's letter to the Commission.

I cannot permit the Company's accusations to go unanswered, regardless of the Commission's final ruling on the Company's request to omit. The submitted Shareholder Proposal contained factual information, including the content of its Supporting Statement, all of which has been documented over a long period of time.

The Proposal's Supporting Statement listed examples of questions that I have asked Company officials during the previous four annual meetings. The Supporting Statement also listed the Company's previously stated position regarding the release of the annual meeting transcripts to shareholders and other relative details.

Allegations made by Counsel to the Commission, under II. (A)(B) are materially false, misleading and factually unsupported.

III. Rebuttal of Request to Exclude Shareholder Proposal from Proxy Material

III. (A) Basis for Excluding the Proposal

Counsel presented a valid point that Rule 14a-8(i)(7) does permit a company to omit a shareholders proposal from its proxy materials if it deals with matters related to the company's ordinary business operations, it is not a valid argument as it applies to the Proposal before the Commission.

III. (B) Rule 14a-8, Rule Release No. 34-40018; IC-23200; File No. S7-25-97

In the Company's petition to omit, Counsel listed a partial account of Commission's "Amendments to Rules on Shareholder Proposal," Release No. 34-40018. Under: II, A: "The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because it Deals Directly with Matters Relating to the Company's Ordinary Business Operations."

However, in a more comprehensive account of Commission's Rule Release No. 34-40018; IC-23200; File No. S7-25-97, the Commission wrote,

"The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

"The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

It is the Proponent's position that the Proposal, under consideration by the Staff should not be excludable, since, the Proposals would transcend the day-to-day business matters and would raise policy issues so significant that it would be appropriate for a shareholder vote.

Additionally, the Proposal would not, "micro-manage" the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Provide a audio and video account of a single meeting, that typically last less than twenty minutes, one time a year, is not micro-managing the company or seeking to involve shareholders in the day-to-day business dealings of the Company.

Based on Amendments to Rules on Shareholder Proposal, Release No. 34-40018; IC-23200 File No. S7-25-97, the Proponent respectfully requests the Staff to reject the Company request to omit the Proposal from the Proxy Materials.

III. (C) Commonwealth Energy Corporation, Irvine Sensors Corporation, Bank of America Corporation, et al.

The Company cited in Commonwealth Energy Corporation, Irvine Sensors Corporation, Bank of America Corporation and other cases. The proposals involving those companies and others, is not the Proposal that the Company is opposing, although similar issues may be present, the Proposal before the Commission is unique unto itself.

Staff Legal Bulletin No. 14D (November 7, 2008) informs us that the Staff evaluates each shareholder proposal as a separate and distinct proposal.

The Proponent requests the Staff to reject the Company's opinion, and their request, that the Proposal should be properly omitted, based on the various cited cases. However, regardless of the appropriateness of applying the Company's various cited cases, with the current Proposal before the Commission, the Proponent will rely on the Staff opinion to render proper judgment of this issue.

IV. Other Issues

IV. (A) Contained in the Company's letter dated December 9, 2008, on page one, paragraph two, Counsel advised Staff that the Proposal and cover letter dated November 12, 2008 was attached as Exhibit A.

Counsel knew, or should have known, that that November 12th cover letter was an outdated version and a subsequently amended cover letter dated December 1, 2008, was sent to, and received by, the Company, within the required time period.

Furthermore, Counsel's failure to include the amended cover letter, dated December 1, 2008, in its submitted Exhibit A. material, could have, and would most likely have, an unfair affect on the Proponent's ability to have the Proposal included with the Company's Proxy Materials.

In a letter dated November 20, 2008, Counsel had advised the Proponent that the wording contained in the November 12th cover letter regarding the retaining of securities failed to meet Rule 14a-8(b)(2). (Attachment 5)

I (Proponent) sent a revised cover letter on December 1, 2008 via Fed Ex next day delivery service to the Company's General Counsel, Jennifer Pileggi. The Fed Ex delivery receipt shows that the Fed Ex envelope was delivered on December 2, 2008 at 09:45 and signed by; J Turket. (Attachment 6)

That December 1, 2008 cover letter to the Company clarified the Proponent qualification for submission of the Proposal. I ask that the Staff rely on the December 1st cover letter during your review of this matter.

In the event that Counsel has not subsequently provided the Commission with the revised cover letter, it has been included with this letter. (Attachment 4)

IV. (B) On April 18, 2006 the name of the corporation was changed from CNF Inc. to Con-way Inc.

V. Request of the Commission

In order that the Staff can make an informed judgment regarding the merits of Counsel's allegations, I will provide opposing details with supporting documents.

I believe that the Staff will find that I have provided sufficient details to show that the Proposal is proper, and does not contain the inappropriate content that Counsel alleges.

I respectfully ask that the Staff consider the following information while deliberating this matter and to review the related, supporting documents that I have included with this letter as attachments.

VI. Personal Grievance - Special Interest

The Proposal as submitted, if passed and implemented, would benefit all shareholders equally. Under the current system, shareholders that attend annual meetings in person have a benefit over the shareholders that do not, since being present at an event provides more clarity than simply reading about it. Viewing a live or recorded, audio-video version of the annual meeting also provides greater detail than simply reading a transcribed account.

The content of the Proposal is clear, and if implemented, would provide every shareholder with the ability to view the annual meetings process in a more informative manner.

The fact that my interest in the Company's began during a personal dispute with the Company seven years ago should not be a factor in granting the Company's request to omit the Proposal. The Proposal should be judged solely on its own merit, the actual content detailed in the Proposal, its Supporting Statement, and in accordance with Commission Rules.

In the Company's pleading to the Commission, Counsel maintains that substantial portions of the proposal are materially false, misleading and make statements that impugn charter, integrity and make charges concerning improper or illegal conduct without factual foundation. I strongly disagree and truly cannot understand how the Company, or counsel, has come to that conclusion from any interpretation of the wording contained in the Proposal and its Supporting Statement

In order to defend my Proposal against the Company's allegations, I must provide the Commission with information and supporting documents, to prove that the Company's arguments are unjust and baseless. Company filings to the Commission, along with the transcripts of recent annual meeting and other information will provide evidence that will discredit the Company's baseless allegations that Counsel has made in his petition to the Commission.

The details and documents that I will provide to counter the Company's position are substantial. The documents, the majority of which were Company produced are indisputable.

Additionally, The origin of my interest in the Company should not negate my right as a shareholder to present this proposal, at this time.

Furthermore, the Company should not be permitted to use the information that I am providing to the Commission at this time, as ammunition, to argue that the Proposal should be omitted, based as a Personal Grievance and/or Special Interest issues.

The Company could have relied, solely on previously decided cases, in their argument to omit. However, counsel chose to argue that:

> **"The Proposal May be Excluded Under Rule 14a-8(i)(3) Because it is Materially False and Misleading in Violation of Rule 14a-0."**

And:

> ***"Substantial Portions of the proposal are Materially False and Misleading, Including Statements that Impugn Character, Integrity or personal Reputation and Make Charges Concerning Improper or Illegal Conduct, Without Factual Foundation."***

In order to dispute the Company's allegations and to defend the submission of this proposal requires that I provide the Commission with the following information.

VII. Disclosure

- From January 1988 to December 2001 I was assigned to the Company's Corporate Security Department.

- On September 10, 1999 I met with Eberhard G.H. Schmoller, the Company's then General Counsel, at his request, and provided him with details that I had discovered involving the billing of the Company's intrusion alarm systems, that the Director of Corporate Security had arranged with a former corporate security manager, who had left the Company to form a private security services company.

- On October 19, 2001, I met with the Company's Internal Auditors, at their request, and provided them with the same information that I had provided Mr. Schmoller two years prior.

- During the week of October 22, 2001 the Security Director discovered that I was actively assisting the auditors with an investigation of his department's dealings with the alarm billing issues.

- I was terminated on December 14, 2001.

  Note: The Company's Code of Business Ethics that was in effect in 2001 not only encouraged but required employees to report any known or suspected improper activity to the Company. My report to Mr. Schmoller and later to the internal auditors provided information involving only, suspected improper activity, and not known improper activity. Regardless, I was required by Company policy to report what I had discovered to Company officials.

Although my original Ethics Complaint began over the termination incident, it has since developed into a legitimate shareholder activism campaign.

Company fillings to the Commission, along with contradictory statements made by Company officials during recent annual meetings have been the catalyst for the submission of this Shareholder Proposal.

VIII. Background

Much of the background details that I will provide has no bearing what so ever, on the actual Proposal before the Commission; however, it is necessary and proper to provide this information as a basis to judge the Company's credibility as it pertains to the content, allegations in fact, that are included in Counsel's petition to omit. Counsel has claimed that the Proposal contains, "numerous materially false and misleading statements," without providing factual foundation. I maintain that the Proposal contains not the first false or misleading statement.

In consideration of the Staff's extensive workload, a conscious effort was made to be as concise as possible in relaying this background information to the Commission.

VIII. (A) Annual Meetings

I have attended every annual meeting that the Company has hosted since 2004. Normally I am the only shareholder that attends these meetings except for Company executives and/or other officials. Last year a representative from the International Brotherhood of Teamsters attended and presented a proposal.

I began attending the annual meetings after I had filed an Ethics Complaint with the Company's Board of Directors (the Board) against Eberhard G.H. Schmoller, the Company's former General Counsel, Corporate Secretary and designated Compliance Officer.

In that complaint, I alleged that Mr. Schmoller failed to fulfill his responsibilities as Compliance Officer, while I was providing information and assistance to the Company's internal auditors.

> Note: My original ethics complaint and supporting information is contained in a 90-page document. In the event that Staff, or other Commission members would require additional details that may be contained in the ethics complaint, please advise and I will provide copies to the Commission.

VIII. (B) Investigation by the Board of Directors

Upon receiving my Ethics Complaint, the Board's assigned its Audit Committee to conduct an investigation of the allegations against Mr. Schmoller.

As Chairman of the Audit Committer, Robert P. Wayman, lead the Committee's investigation of Mr. Schmoller. (Attachment 7 - 2005 Proxy Statement - pages 9 & 13) The other Audit Committee members were: Margaret G. Gill, Michael J. Murray, John C. Pope and William J. Schroeder.

> Note: *Robert P. Wayman is the former chief financial officer and Board Member of Hewlett-Packard. Mr. Wayman has since retired and has resigned from Con-way's Board.* Additional biographies of all Audit Committee members are contained in the 2005 Proxy Statement, filed with the Commission on March 17, 2005.

The Audit Committee retained the law firm of Morrison & Foerster LLP, to assist in their investigation of Mr. Schmoller. Paul Flum, Esq. represented Morrison & Foerster in this matter. (Attachment 8)

Upon concluding the Audit Committee/Morrison & Foerster investigation, the Board exonerated Mr. Schmoller.

On July 31, 2003 Mr. Flum emailed a message advising that the Audit Committee had concluded its investigation of my compliant, without announcing the findings. (Attachment 9) The Company chose not to divulge the findings of their investigation for nearly eleven months after I had first filed my complaint with the Board.

In a letter dated January 9, 2004, to Greg Quesnel, then CEO and President, I requested the findings of the Board's investigation of Mr. Schmoller. (Attachment 10)

In a letter dated February 20, 2004, David Slate, Deputy General Counsel (Mr. Schmoller's subordinate attorney) responded and advised the Board's findings.

> *" I am informed that the Audit Committee concluded, after receiving Mr. Flum's report, that there was no credible evidence to support a claim that Mr. Schmoller failed to take appropriate action in response to the matters that you raised with him." (Attachment 11)*

VIII. (C) ***2008 Annual Meeting***

During the 2008 annual meeting, Jennifer W. Pileggi, the Company's current General Counsel, and Secretary, confirmed during questing that Mr. Schmoller had had an established business relationship with Morrison & Foerster while with the Company.

The transcripts of that meeting show that Ms. Pileggi actually avoided the direct question regarding Mr. Schmoller's working/Company relationship with Morrison & Foerster and focused on Mr. Schmoller's non-established, personal dealings with Morrison & Foerster. The transcripts are reviling and undisputable. (Attachment 16 page 12, line 17)

With numerous and qualified law firms to choose from, the Board's Audit Committee chose a law firm, that the target of their investigation had also used for Company business.

As part of the Audit Committee's investigation, I was asked to provide testimony. (Attachment 8) On May 28, 2003, I met with Mr. Flum at Morrison & Foerster's San Francisco office for over four hours. Although Mr. Flum spoke extensively about Mr. Schmoller, Mr. Filum failed to mention, that his law firm also had a business relationship with Mr. Schmoller.

Furthermore, in a letter to Ms. Pileggi dated May 10, 2007, I asked if Mr. Schmoller had any dealings with Morrison & Foerster. Ms. Pileggi response letter dated June 29, 2007, did not answer that direct question, or two additional, specific questions. (Attachment 17)

Given Ms. Pileggi's admission regarding the Morrison & Foerster/Schmoller relationship, and Mr. Schmoller position as lead counsel for the Company in 2003, it would be entirely possible that Mr. Schmoller had an on-going, Company related business relationship with Morrison & Foerster at the very time that Morrison & Foerster was investigating Mr. Schmoller on the Board's behalf.

The commingling of legal resources while investigating an ethics complaint is troubling. The three party associations, gives the appearance of an overly incestuous relationship, particularly so, given the fact the investigating body, the Board, is designated as "independent" according to regulatory definitions.

Ms. Pileggi stated during the 2008 annual meeting that it was her professional opinion, as General Counsel, that no conflict of interest developed when the Board retained Morrison & Foerster to conduct their investigation of Mr. Schmoller. (Attachment 16 page 15, line 16)

The fact that Company executives and the Board, concealed and or otherwise refused to acknowledge that intermingled relationship for nearly five years, makes the appropriateness of those relationship more suspect. (Attachments 16, 17, 18, 20 & 21)

Despite the appearance of a conflict of interest between Morrison & Foerster, the Board and Mr. Schmoller, Ms. Pileggi reported that the Audit Committee maintains that it acted appropriately. (Attachment 18) As sincere as that claim may be, it is also self-serving.

The Board as a whole, and particularly its Audit Committee, has a wide range of responsibilities to ensure that Company business is handled properly. When the Company provides shareholders with details regarding their Audit Committee's actions, subsequent to accepting and investigating ethics complaints, the Committee members' judgment in handling those issues can, and on occasion, should be evaluated.

VIII. (D) Shareholder Proposal

In a letter to W. Keith Kennedy, Board Chairman, dated May 1, 2008, I reiterated a suggestion that I made during the 2006 annual meeting, that, shareholders would benefit if the Company would web-cast future annual meeting. (Attachment 22)

Ms. Pileggi responded for Chairman Kennedy in a letter dated May 13, 2008, advising that the Company would consider my suggestions later in the year as they plan for the 2009 annual meeting. (Attachment 23)

Ms. Pileggi's confirmation that Mr. Schmoller and the Board relied on the legal services provided by Morrison & Foerster played a significant factor in filing this Proposal.

During the question and answer portion of the annual meetings, I have found it difficult to get clear, direct answers to questions that I have asked of the Company's executives and Chairman, particularly from executives that have chosen not to attend in person.

Written requests to the Company for answers regarding similar issues have largely gone unanswered. To be specific, the Company replies to each letter, however, the Company's letters do not contain answers to the submitted questions.

When the Company chooses to not provide shareholders with answers to legitimately submitted, written questions, the two minutes allotted for shareholder questions during the annual meetings provides the only potential, opportunity to receive actual answers.

IX. Chapter Eight

April 8, 2004 the United States Sentencing Commission voted on and passed a number of comprehensive amendments to Chapter Eight. These amendments are intended to provide greater guidance to organizations regarding the criteria for an effective program (Compliance Programs) to prevent violations of the law.

Chapter Eight - §8B2.1. Effective Compliance and Ethics Program

§8B2.1. (3) The organization shall use reasonable efforts not to include within the substantial authority personnel of the organization any individual whom the organization knew, or should have known through the exercise of due diligence, has engaged in illegal activities or other conduct inconsistent with an effective compliance and ethics program.

On the eve of the 2004 annual meeting, I delivered a letter to members of the Company's Board who were attending that meeting which was being held at the Hotel du Pont, in Wilmington, Delaware. That letter provided details regarding the amendments to Chapter Eight. (Attachment 24)

I attended the annual meeting the next day and spoke to Chairman Kennedy prior to the start of the meeting. Chairman advised that he would deliver copies of my letter to the Audit Committee upon returning home. (Attachment 25)

On November 1, 2004, Congress passed the amendments to Chapter Eight.

On December 14, 2004 Chairman Kennedy signed a severance

agreement and release with Mr. Schmoller, which was filed as a Form 8-K with the Securities and Exchange Commission. (Attachment 26) That severance agreement paid Mr. Schmoller $850,000.00. Mr. Schmoller's last day with the Company was December 28, 2004. (Attachment 26)

X. Company's Current Position

Counsel cited several items that are contained in the Supporting Statement section of my Shareholder Proposal that he disputed. Conversely, I submit that a number of assertions that Counsel's provided in supporting cause to omit are materially false and misleading. Regardless of the Staff's ultimate findings, I must address Mr. Stoller's assertions.

The items cited by Counsel are listed examples of the questions contained in the Proposal's Supporting Statement that I had asked during the Company's four most recent annual meetings. Outlining these questions is a legitimate and proper action to take in order to inform the shareholders, who may vote on this Proposal, that I have taken a active interest in the company activities, have studied the Company's filings, and have, at my effort, and expense, attended the annual meetings consistently, and have asked relevant questions during those meetings.

Counsel's analysis, interpretation and comments of my Supporting Statement regarding annual meeting questions are without factual foundation and are misleading.

XI. Examples of Presented Questions During the 2005 to 2008 Annual Meetings and cited in the Proposal's Supporting Statement.

A) 2005 What services were provided by departing CEO, Gregory Quesnel in exchange for a $1,000,000.00 consulting agreement? (Attachment 13, page 5)

B) 2006 Why does the Company refused to provide Shareholders with Annual Meeting transcripts? (Attachment 14, page 6)

C) 2007 Had the Company found any instances of improper backdating of stock options? (Attachment 15, page 6)

D) 2008 Why is there a discrepancy between Chairman Kennedy's description of an $850,000.00 payment to Eberhard Schmoller, the Company's former General Counsel and what current General Counsel Ms. Pileggi reported to the SEC? (Attachment 16, page 7, Line 20)

XI. (A) 2005 Gregory L. Quesnel's Consulting Agreement

The Proponent's question, asked at the 2005 annual meeting and reiterated in the supporting statement, suggest that there was something improper about the agreement without providing any factual foundation whatsoever for such assertion. - Mr. Stoller

No such suggestion was made or implied. During the 2005 annual meeting, I asked Chairman Kennedy how many hours Greg Quesnel had contributed to the Company, in relationship with his one-million-dollar consulting contract. The transcripts of that meeting will show that the question was straight forward, and requested the amount of time that Mr. Quesnel had consulted with the Company.

Nothing in my remarks had suggested that the payment was improper, but rather a request for, *on-the-record* details, to evaluate the executive management's 's business judgment in executing consulting contracts. That question was an appropriate shareholder submitted question.

Moreover, the opportunity to provide factual foundation, as Counsel mentioned, regarding the Supporting Statement, is extremely limited, due to the requirements that the entire Shareholder Proposal and its Supporting Statement be detailed in 500 words or less. The Proposal before the Staff contains 478 words. The Proposal and its Supporting Statement essentially contain as much content as permitted under current Commission Rules.

Additionally, Con-way shareholders have lost more than fifty percent in share value in the last four months alone. With any business situation shareholders are concerned with how company executives spend money, particularly on a *Million-Dollar* consulting agreement with their "*departing brethren.*" [Emphasis added]

XI. (D) 2008 Mr. Schmoller's Severance Agreement

This question is designed to imply, without any factual foundation whatsoever, that improper payments were made by the Company to Mr. Schmoller upon his departure as the Company's General Counsel in 2004. - Mr. Stoller

Counsel's stated interpretation is misleading unsubstantiated and entirely incorrect. Counsel implies that I have suggested that improper payments were made. I have not, and the documents that I have supplied to the Commission will support my position.

What I have done is questioned, repeatedly, Chairman Kennedy and Jennifer Pileggi, regarding the actual classification of the $850,000.00 payment to Mr. Schmoller.

On March 17, 2005, Ms. Pileggi reported to the Commission that Mr. Schmoller received $850,000.00 in Severance Pay. That statement is listed on page 21 of the Company's Proxy Statement dated March 21, 2005, under Compensation of Executive Officers, (I), (10), (d) "Severance Payment to Mr. Schmoller of $850,000.00. (Attachment 12)

On the following line, (e), Ms. Pileggi reported a separate payment to Mr. Stotlar (Douglas Stotlar, current Company President and CEO) in the amount of $94,000.00. That payment was listed as "Stay Pay."

> Note: A complete submission text file of the Company's Definitive Proxy Statement can be found on the Commission's website, under file date: March 17, 2005.

However, during questing during the 2005 annual meeting, Chairman Kennedy stated that the $850,000.00 payment to Mr. Schmoller was actually "Stay-Pay." Mr. Kennedy's own words recorded in the 2005 transcripts "Stay-Pay." (Attachment 13)

Ms. Pileggi was sitting next to Chairman Kennedy when the Chairman made that "Stay Pay" assertion. Ms. Pileggi made no effort to correct or clarify the Chairman's explanation to the shareholders. Mr. Kennedy would reaffirm this position again during the 2008 annual meeting, as would Ms. Pileggi.

> ***"The Proponent's apparent basis for his false and misleading allegations is The fact that Chairman Kennedy, in response to a question asked by the Proponent at the 2005 annual meeting, referred to the payment to Mr. Schmoller as "stay pay" rather than "severance pay." Mr. Kennedy and Ms. Pileggi subsequently advised the Proponent, on several occasions, that the payments to Mr. Schmoller were "severance payments," but the Proponent persists in publishing his erroneous and unsupported allegations as proxy soliciting material." - Mr. Stoller***

Counsel's statement to the Commission is *false and misleading*. Mr. Kennedy and Ms. Pileggi have never, ever, advised myself, the Proponent, neither verbally, in written correspondence, or during annual meetings, that the payments to Mr. Schmoller were "Severance Payments." Actually, the opposite is true and documented.

The Proposal and its Supporting Statement, properly submitted as proxy soliciting material, are factually truthful and supported with Company supplied documents. Candidly, I cannot comprehend how counsel arrived at his conclusion; based on the content of the Proposal and its Supporting Statement.

The closest comment that Ms. Pileggi made to an admission that the payment to Mr. Schmoller was in fact Severance Pay, was alluded to in a letter from Ms. Pileggi dated June 29, 2007, where she reported in-part,

> *"After consultation with outside counsel, senior management has concluded that these disclosures were appropriate and adequately describe the substance of the arrangements between Mr. Schmoller and the Company, and management has briefed the Board in connection with matter."- Ms. Pileggi* (Attachments 18)

Ms. Pileggi's declaration did not concede that the payment was Severance Pay, as Counsel has suggested to the Commission. Verbal, documented, comments made by Chairman Kennedy and Ms. Pileggi to the Proponent always refers to that payment as stay pay.

Furthermore, on April 22, 2008, during the Company's annual meeting Ms. Pileggi again claimed that the $850,000.00 was Stay Pay.

The 2008 transcripts show clearly that neither Mr. Kennedy nor Ms. Pileggi conceded that the payments were severance payments.

In response to this question, "Why did you advise the SEC that Eb Schmoller received severance pay if, in fact he received stay pay as Keith Kennedy has stated?"

Ms. Pileggi replied in-part:

> *"we asked Eb Schmoller to stay at the Company and why we decided to pay him money to stay through 2004 when he could have left in early 2004."*

Chairman Kennedy, who chaired that meeting and participated in the discussion, had a perfect opportunity to *"advise the Proponent" that the payments to Mr. Schmoller were severance payments,* yet he did not.

It is only now, that this issue has come before the Commission, that the Company has capitulated and conceded that Mr. Schmoller did in fact receive severance pay.

Moreover, according to the 2008 transcripts, Chairman Kennedy stated, "we concluded an agreement and he [Schmoller] left." And, *"I realize that it's called by two different terms."* And *"I am a major part of that problem." (Attachment 16, page 12, line 2)*

The premise of Mr. Kennedy's statement, *"I realize that it's called by two different terms"* is an incorrect characterization. The fact is the $850,000.00 payment to Mr. Schmoller is not called by two different terms. These are not similar terms, but two distinctly different terms, which is why Ms. Pileggi filed Mr. Schmoller's as *Severance* Pay and filed Mr. Stotlar's as *Stay Pay* in her 2005 Proxy Statement filing.

The 2008 transcripts show that over three years after taking over as General Counsel, Ms. Pileggi will not answer a direct question regarding the payment classification that she submitted to the Commission in her 2005 Proxy Statement. (Attachment 16, page 10, lines 10, through line 19 on page 11)

The Chairman of the Company is recorded struggling, again, to provide a cohesive answer to a simple question then finally suggest, "why don't we get back to you and we will send you a written letter." (Attachment 16, page 11, lines 11 through 19)

Despite the preamble to Mr. Schmoller Severance Agreement and Release, where various "WHEREAS" are proclaimed that Mr. Schmoller wished to retire, along with Chairman Kennedy and Ms. Pileggi recorded comments calling it Stay Pay, the document is a severance agreement and the payment was a severance payment.

XI. (B) 2006: Annual Meeting Transcripts

This question, which was asked by the Proponent at the 2006 annual meeting, is false and misleading. In fact elsewhere in the supporting statement, the Proponent's acknowledges that the Company does, in fact post on its website. - Mr. Stoller

Counsel's analysis, interpretation and comments of my Supporting Statement regarding annual meeting transcripts are false and misleading.

On April 20, 2005, one day after the 2005 annual meeting in which Chairman Kennedy informed the shareholders that the payment to Mr. Schmoller was stay pay, I requested a copy of the transcripts from that meeting.

On April 21, 2005, Patrick J. Fossenier, V.P of Investor Relations informed me (via e-mail) that,

> *"The transcripts is a CNF (Con-way) corporate document that is not being made available to Shareholders and others." "Accordingly, we are unable to furnish you with a copy."* (Attachment 27)

A year later on April 18, 2006, during the annual meeting, I asked Chairman Kennedy why the company refused to release the annual meeting transcripts to the Company's shareholders. Chairman Kennedy chose not to answer that question and deferred it to Ms. Pileggi. The transcripts of that meeting show that Ms. Pileggi stated:

> "We maintain that that is an internal Company record of an internal Company document an we don't share it externally." (Attachment 14, page 7)

That policy, if in fact it was an actual policy, serves as a shield to ensure that any issues brought up, or questions asked of Company executives or Board Members, by attending shareholders will be kept hidden from every shareholder that did not, or could not attend in person. That policy would still be in effect had I not persuaded Chairman Kennedy and the Company into releasing the annual meeting transcripts.

Mr. Kennedy took my suggestion to the Board and the Board accepted my recommendations. The Company began to post the shareholders meeting transcripts on the Company's website beginning in 2006. (Attachment 28)

However, Mr. Fossenier insisted (via e-mail August 8, 2006) that the release of shareholders' transcripts were not made retroactive. The 2005 transcripts containing Chairman Kennedy's stay pay assertion would not be posted on the Company's website. (Attachment 29)

Subsequently, on August 15, 2006, Mr. Fossenier sent a copy of the 2005 annual meeting transcripts via an e-mail attachment. (Attachment 30)

Despite the transcripts posting policy change, the Company refused to post the 2006 annual meeting transcripts on their website.

Two additional years later during the 2008 annual meeting, I again asked why the Company refused to post the 2005 transcripts on their website. This was a simple question on a policy that had been decided years earlier. Even after three years of dealing with this issue, Chairman Kennedy could not provide a ready answer. Chairman Kennedy replied with a level of frustration, "we'll get back to you with an answer." (Attachment 16, page 12, line 14)

In a letter dated May 13, 2008, Ms. Pileggi advised that the Company would be posting the 2005 annual meeting transcripts on their website shortly. Several weeks after the 2008 annual meeting they were. (Attachment 31)

XI. (C) Backdating of Options

This question is designed to suggest, without any factual foundation whatsoever, that that the Company's executives and director engaged in improper backdating of options. The Proponent is well aware of the answer to this question, as he was informed in response to his question at the Company's 2007 annual meeting that the Audit Committee of the Board, consisting entirely of independent directors, conducted an investigation into backdating of options had occurred. - Mr. Stoller

First, the premise of Counsel's assertion is without foundation with respect to his (Mr. Stoller) interpretation. To repeat, *"The Proponent is well aware of the answer to this question, as he was informed in response to his question at the Company's 2007 annual meeting."* To remind the Staff, Counsel was addressing the question that I had submitted at each of the past four annual meetings, that I included in the Supporting Statement of the Proposal.

During the 2007 meeting I did ask the Company, "Had the Company found any instances of improper backdating of stock options?" The Company responded with their answer, which is when I first leaned of the Company actions.

It appears, without any disrespect to Counsel, that he (Mr. Stoller) is either misleading the Staff or does not have a correct understanding of the circumstances involving the examples that I provided regarding my annual meeting questions, contained in the Supporting Statement.

Counsel implies, without factual foundation, that my question was meant to suggest that Company's executives were engaged in improper backdating of options. That is not true. There is absolutely nothing in my question that suggested improper activity, as Counsel has claimed. The annual meeting transcripts of that question and answer session are clear and do not support Counsel's assertion. (Attachment 15)

In recent years, federal authorities have conducted many investigations and filed criminal charges against executives of publicly held companies involving improper backdating of stock options. This was a legitimate and timely question from a shareholder to the Company, with the hope the Company would state, on-the-record, what action they took or did not take regarding this practice, along with the results of their findings. Chairman Kennedy answered my question.

It has been widely reported that improper backdating of stock options has a negative effect on stockholder's share value. This was a valid shareholder question and the Company, in this instance gave a clear answer. (Attachment 15, page 6)

XII. Annual Meeting Attendance By Company Executives – Basis for Proposal

Chairman Kennedy and Ms. Pileggi did not attend the 2007 annual meeting in person due airline flight delays. Each participated by way of telephone. In 2008 Ms. Pileggi did not attend in person due to an illness and President Doug Stotlar did not attend due to his attendance at the North American Leaders Summit. Both participated by phone, although Mr. Stotlar did not speak during the meeting, after announcing that he had called in and was on-the-line.

As I outlined in my Proposal's Supporting Statement, for a few minutes once a year, Shareholders are given an opportunity to question Executives and the Chairman of the Board regarding Company activities. When executives do not attend their annual meetings in person, stockholders are at a disadvantage when questioning executives who have phoned-in. The 2007 and 2008 meeting transcripts provide clear examples of the difficulties under those conditions. (Attachments 15 & 16)

My proposal, as currently presented would not only provide access to the shareholders who chose not to attend due to time, expense or other reasons, but the ability to view the meeting on-line, live or recorded.

XIII. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because it is Materially False and Misleading in Violation of Rule 14a-0. – Mr. Stoller

In the Company's request to omit the Proposal, Counsel cited Rule 12a-9. And Counsel asserted that:

"*Substantial Portions of the proposal are Materially False and Misleading, Including Statements that Impugn Character, Integrity or personal Reputation and Make Charges Concerning Improper or Illegal Conduct, Without Factual Foundation.*" - Mr. Stoller

Counsel's argument to omit the Proposal based on Rule 12a-9 is materially false, misleading and without foundation. Counsel provides no supporting information or documents to show that the contents of the Proposal contain such language.

Although the proposal contains four examples of questions that I have asked at prior annual meetings and does name current and former company executives, these were legitimate and appropriate questions from an attending shareholder.

Counsel cited an article by David A. Sirignano, "Review of Proxy Contest by the Staff of the Securities and Exchange Commission." Counsel makes an argument that I, as the Proponent should be responsible for the content on my Proposal and its Supporting Statement. Let me assure the Commission and its Staff, I wrote the Proposal and its Supporting Statement, and I stand behind every word of it.

There is nothing contained in the Proposal or its Supporting Statement that impugns charter, integrity or personal reputation or makes charges of illegal or improper conduct of directors, employees, past or present.

I have asked serious and pointed questions of Company officials. It is the Company that has a documented history of resistance in providing its shareholders with details of their annual meetings.

Although the Company should be recognized for improving transparency by reversed a policy that prevented shareholders from receiving annual meeting transcripts, the current effort by Company and Counsel to remove this Proposal from the Proxy Materiel is regressive in nature.

XIV. Conclusion

Shareholder Proposals should provide meaningful improvements to the Company. Proposals that support improved transparency are particularly meaningful and often necessary.

In judging the need for increased transparency at the Company, as it relates to this Proposal, it is appropriate to examine the past actions that Company Executives and Board Members have taken on certain issues.

Company generated documents, such as regulatory fillings; annual meeting transcripts and other Company documents are appropriate materials to examine, in order to gain insight into Company actions.

Although conducting research into Company activity can be tedious, it can also provide useful information for shareholders to review and consider. When legitimate questions develop as a result of such research, Company officials should provide honest, accurate and comprehensive answers to shareholder submitted question.

The more attention that is brought to an issue, the more likely that that issue will be addressed properly. Before the Company accepted my recommendation to release the transcripts of the annual meetings, shareholder questions and the Company's replies would not be heard outside of the shareholders annual meeting room.

That arrangement may be useful to certain companies on occasion when more attention to certain details is not desired. Mistakes are made on occasion at all companies. Executives at well-led companies recognize that it is best to readily admit mistakes when they are made, take corrective action, and move on, others would rather deny and conceal, which only causes to distract from their primary business dealings.

This Proposal, if passed, and implemented, would provide greater transparency to the annual meeting process and would provide Con-way shareholders, the opportunity to actually observer their yearly meeting without the burdensome effort and expense of attending in person.

I respectfully request that the Staff permit my Proposal to be included in the Company's 2009 proxy materials.

Let me assure the Staff that I would be more than willing to work with the Company, in implementing the overall intent of this Proposal, if the Company is willing to make an honest, sincere and a good-faith effort to accomplishing this measure.

I respectfully request that the Staff e-mail a copy of its response to this letter to the undersigned FISMA & OMB Memorandum M-07-16 and to the Company at pileggi.jennifer@con-way.com and to Company's Counsel at daniel.stoller@skadden.com

I want to thank the Staff for your time and effort in addressing this issue on behalf of all Con-way Inc. shareholders. If the Staff has any questions regarding my response, please do not hesitate to contact me at (407) 383-9320, or at

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

James M. Diehl

cc: Jennifer W. Pileggi, Esq., Senior Vice President, General Counsel and Secretary, Con-way Inc.

Daniel E. Stoller, Esq. Skadden, Arps, Slate Meagher & Flom LLP

Attachments:

1. Shareholder Proposal & Supporting Statement
2. Mr. Stoller's Request to Commission – December 9, 2008

3. Con-way Inc. Press Release - December 2, 2008
4. Mr. Diehl's letter to Ms. Pileggi - December 1, 2008
5. Mr. Stoller's letter to Proponent – November 20, 2008
6. Fed Ex shipping label - shipping receipt & delivery receipt
7. Mr. Wayman's biography & Audit Committee assignment
8. Mr. Flum, Esq. e-mail message – April 29, 2003
9. Mr. Flum, Esq. e-mail message – July 31, 2003
10. Mr. Diehl's letter to Mr. Quesnel – January 9, 2004
11. David L. Slate letter to Mr. Diehl – February 20, 2004
12. 2005 Proxy Statement – Page 21
13. 2005 Annual Meeting Transcripts
14. 2006 Annual Meeting Transcripts
15. 2007 Annual Meeting Transcripts
16. 2008 Annual Meeting Transcripts
17. Mr. Diehl's letter to Ms. Pileggi – May 10, 2007
18. Ms. Pileggi's letter to Mr. Diehl– June 29, 2007
19. Ms. Pileggi's letter to Mr. Diehl – January 25, 2005
20. Mr. Diehl's letter to Mr. Kennedy – June 6, 2005
21. Ms. Pileggi's letter to Mr. Diehl – July 8, 2005
22. Mr. Diehl's letter to Mr. Kennedy – May 1, 2008
23. Ms. Pileggi's letter to Mr. Diehl – May 13, 2008
24. Mr. Diehl's letter to the Audit Committee – April 17, 2004
25. Mr. Kennedy's letter to Mr. Diehl – April 26, 2004
26. Form 8-K – December 14, 2004 Severance Agreement
27. Mr. Fossenier's e-mail to Mr. Diehl - April 21, 2005
28. Ms. Pileggi's letter to Mr. Diehl – May 23, 2006

29. Mr. Fossenier's e-mail to Mr. Diehl – August 8, 2005

30. Mr. Fossenier's e-mail to Mr. Diehl – August 15, 2005

31. Ms. Pileggi's letter to Mr. Diehl – May 13, 2008

Attachments

1. Shareholder Proposal & Supporting Statement
2. Mr. Stoller's Request to Commission – December 9, 2008
3. Con-way Inc. Press Release - December 2, 2008
4. Mr. Diehl's letter to Ms. Pileggi - December 1, 2008
5. Mr. Stoller's letter to Proponent – November 20, 2008
6. Fed Ex shipping label - shipping receipt & delivery receipt
7. Mr. Wayman's biography & Audit Committee assignment
8. Mr. Flum, Esq. e-mail message – April 29, 2003
9. Mr. Flum, Esq. e-mail message – July 31, 2003
10. Mr. Diehl's letter to Mr. Quesnel – January 9, 2004
11. David L. Slate letter to Mr. Diehl – February 20, 2004
12. 2005 Proxy Statement – Page 21
13. 2005 Annual Meeting Transcripts
14. 2006 Annual Meeting Transcripts
15. 2007 Annual Meeting Transcripts
16. 2008 Annual Meeting Transcripts
17. Mr. Diehl's letter to Ms. Pileggi – May 10, 2007
18. Ms. Pileggi's letter to Mr. Diehl– June 29, 2007
19. Ms. Pileggi's letter to Mr. Diehl – January 25, 2005
20. Mr. Diehl's letter to Mr. Kennedy – June 6, 2005
21. Ms. Pileggi's letter to Mr. Diehl – July 8, 2005
22. Mr. Diehl's letter to Mr.Kennedy – May 1, 2008
23. Ms. Pileggi's letter to Mr. Diehl – May 13, 2008
24. Mr. Diehl's letter to the Audit Committee – April 17, 2004
25. Mr. Kennedy's letter to Mr. Diehl – April 26, 2004
26. Form 8-K – December 14, 2004 Mr. Schmoller's Severance Agreement

27. Mr. Fossenier's e-mail to Mr. Diehl - April 21, 2005
28. Ms. Pileggi's letter to Mr. Diehl – May 23, 2006
29. Mr. Fossenier's e-mail to Mr. Diehl – August 8, 2005
30. Mr. Fossenier's e-mail to Mr. Diehl – August 15, 2005
31. Ms. Pileggi's letter to Mr. Diehl – May 13, 2008

Shareholder Proposal

Resolved: That Con-way Inc. Stockholders urge the Board of Directors take the necessary steps to ensure that future Annual Shareholders Meetings be distributed over the Internet using webcast technology.

This Proposal is comprised of three essential elements.

1) Live video-audio broadcast of Con-way Executives, Directors and Shareholders participating in Annual Meetings.

2) Live video-audio broadcast of Executives and Directors participating from Company headquarters or other locations.

3) Post meeting, on-demand distribution via Con-way's website of entire video-audio recordings of its Annual Meetings.

Supporting Statement: Con-way Inc. (Con-way/Company) recognizes that Shareholders normally do not attend their Annual Meetings for a variety of reasons. For many years the Company would not provide shareholders with copies of the transcripts of those Meetings. Attending Shareholders were prohibited from electronically recording any portion of the meetings. Under that scheme, Shareholders were prevented from hearing, seeing or reading what took place at Annual Meetings unless they attended in person.

In 2005 Pat Fossenier, Con-way's Vice President of Investor Relations reported that, "The (Annual Meeting) transcript is a CNF corporate document that is not being made available to Shareholders and others."

During the 2006 Annual Meeting Jennifer Pileggi, Con-way's Senor Vice President, General Counsel and Secretary reported, "We maintain that that (transcripts) is an internal Company record of an internal Company document an we don't share it externally."

My name is James M. Diehl and as a Shareholder I have attended every Annual Meeting since 2004 and participated in the question and answers portion of those meetings. I believe that the Company's policy that prevents shareholders from learning what took place at Annual Meetings was unreasonable and unacceptable.

For a few minutes once a year, Shareholders are given an opportunity to question Executives and the Chairman of the Board regarding Company activities. Questions that, if asked outside of the Annual Meeting, may go unanswered.

The questions that I submitted during these meetings were legitimate shareholder questions, often based on information that the Company had previously filed with the Securities and Exchange Commission.

2005: What contributions did departing CEO, Gregory Quesnel provide in exchange for his $1,000,000.00 consulting agreement?

2006: Why does the Company refuse to provide Shareholders with Annual Meeting transcripts?

2007: Had the Company found any instances of improper backdating of stock options?

2008 Why did General Counsel Pileggi report to the SEC that former General Counsel, Eberhard Schmoller was given $850,000.00 in severance pay, if it was actually stay-pay as Chairman Kennedy claimed during the 2005 annual Meeting?

My campaign to persuade the Company to provide Shareholders with transcripts of its Annual Meeting was successful. The transcripts are now posted on Con-way's website under Investor Relations. However, Con-way could and should do more to provide its Shareholders with on-line access to its Annual Meetings. Learn more at: www.con-wayshareholder.com

I urge you to vote YES for this proposal.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-3360
DIRECT FAX
(917) 777-3360
EMAIL ADDRESS
DANIEL.STOLLER@SKADDEN.COM

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December 9, 2008

By e-mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Con-way Inc. - Omission of Rule 14a-8 Shareholder Proposal Submitted by James M. Diehl

Dear Sir or Madam:

We are writing on behalf of our client, Con-way Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by James M. Diehl (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), we are e-mailing to the Staff (i) this letter and (ii) the Proposal and cover letter dated November 12, 2008, submitted by the Proponent and attached hereto as Exhibit A. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The Proposal urges that the Company broadcast live over the Internet using webcast technology all future annual meetings of shareholders, with such webcast including all executives, directors and shareholders participating in the meeting. The Proposal also provides that the live audio-video broadcast include all executives and directors participating in the annual meeting from locations other than the site of the meeting (that is, participating in the annual meeting electronically). Finally, the Proposal provides that replays of the entire audio-video recordings of each annual meeting be available, on demand and for an unspecified period of time, via the Company's website.

Specifically, the Proposal states:

> **Resolved:** That Con-way Inc. Stockholders urge the Board of Directors take the necessary steps to ensure that future Annual Shareholders Meetings be distributed over the Internet using webcast technology.
>
> This proposal is comprised of three essential elements.
>
> 1) Live video-audio broadcast of Con-way Executives, Directors and Shareholders participating in the Annual Meetings.
>
> 2) Live video-audio broadcast of Executives and Directors participating from Company headquarters or other locations.
>
> 3) Post meeting, on-demand distribution via Con-way's website of entire video-audio recordings of its Annual Meetings.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials because (i) in violation of Rule 14a-8(i)(7), the Proposal deals with matters relating to the conduct of the Company's ordinary business operations and (ii) in violation of Rule 14a-8(i)(3), the Proposal includes numerous materially false and misleading statements and is vague and indefinite in substantial part and thus, materially false and misleading, all in violation of Rule 14a-9. In addition, if the Staff does not concur that the Proposal maybe excluded from the Proxy Materials in its entirety, the Company requests that the Staff concur with the Company's view that the Proposal be revised to omit certain portions of the supporting statement as discussed in Section II.B.1 below.

II. Bases for Excluding the Proposal

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because it Deals Directly with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with matters related to the company's ordinary business operations. In its Release adopting amendments to Rule 14a-8 in 1998, the Commission stated that the general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See Exchange Act Release No. 34-40018* (May 21, 1998). This policy is based on two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Company believes these fundamental policy considerations justify the exclusion of the Proposal. Determinations as to whether the Company should conduct live video-audio webcasts of all future annual meetings of shareholders and, if so, how such webcasts should be conducted, fall squarely within the scope of the Company's ordinary business operations. Similarly, determinations as to whether any such webcasts should be subject to replay on demand for an unspecified period of time (and, possibly, forever) are clearly within the scope of the Company's ordinary business operations. In determining whether it is appropriate to conduct live webcasts and subsequent rebroadcasts of its annual meetings, the Company must consider various associated costs (some of which are expected to be substantial), the date, time and location of the annual meeting, the location of participants not present at the site of the annual meeting, technology and staffing support, anticipated website traffic and shareholder relations.

For example, several years ago the Company's Board of Directors (the "Board"), as contemplated by Item 407(b)(2) of Regulation S-K, adopted a policy that the Chairman of the Board and the Chief Executive Officer attend annual meetings in person, and that other directors attend annual meetings either in person or electronically. As a result, many directors have participated in annual meetings by telephonic conference call, either from their homes or places of business. The Proposal, if adopted and implemented, would require, at substantial cost to the Company, the necessary video-audio webcast equipment to be available at each site where directors participating electronically are located or, alternatively, would necessitate a change in the Board's pre-existing policy regarding director participation in annual meetings. These are matters relating to ordinary business operations that are to be determined by the Board rather than shareholders.

The Staff has been consistent in its view that shareholder proposals relating to the webcast of annual meetings fall within the "ordinary business" exclusion of Rule 14a-8(i)(7). In *Commonwealth Energy Corporation* (November 15, 2002), the Staff concurred with the exclusion of a proposal requesting that the company make audio or video recordings of shareholder and director meetings, and retain such recordings for a minimum of three years for review by shareholders and directors. The Staff concluded that the proposal related to ordinary business operations because it related to "shareholder relations and the conduct of annual meetings" and was therefore excludable under Rule 14a-8(i)(7). Similarly, in *Irvine Sensors Corporation* (January 2, 2001), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal relating to shareholder communications, including a specific provision requesting that the company webcast its annual meetings of shareholders.

The Proposal, if adopted and implemented, would have the effect of strongly discouraging, if not completely eliminating, electronic participation in annual meetings by Company directors. As a result, the Proposal could influence significantly the location, date and time of the Company's future annual meetings. The Staff has concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals seeking to dictate the date and location of annual meetings. See, e.g., *Bank of America Corporation* (December 14, 2006); *Raytheon Company* (January 19, 2006); *Continental Airlines, Inc.* (September 3, 2004); *Bank of America Corporation* (January 10, 2003); and *Verizon Communications, Inc.* (January 30, 2001).

Similarly, the Staff has concurred with the exclusion under Rule 14a-8(i)(7) of proposals relating to conduct of annual meetings. *See, e.g., Bank of America Corporation* (February 16, 2006) (exclusion of a proposal that "all stockholders shall be entitled to attend and speak at any and all Annual Meetings of Stockholders"); *Exxon Mobil Corporation* (March 2, 2005) (exclusion of a proposal requesting time be set aside at each annual meeting for shareholders to ask questions of directors); *EMC Corporation* (March 7, 2002) (exclusion of a proposal requesting that the company pledge to continue to hold in-person annual meetings because the determination of whether to hold an in-person meeting was a matter of ordinary business operations); *AmSouth Bancorporation* (January 15, 2002) (exclusion of a proposal requesting that the floor of the company's annual meeting be opened to questions and comments from shareholders for thirty minutes prior to adjournment); *Niagara Mohawk Holdings, Inc.* (March 5, 2001) (exclusion of a proposal that related to setting aside a discussion room for all shareholders at the company's annual meeting); and *The Gillette Company* (February 2, 2001) (exclusion of a proposal recommending that the board provide information to shareholders attending the company's annual meeting and present measures for open discussion).

The Company anticipates there would be significant costs associated with implementing the Proposal's provisions that (i) directors and executives, wherever located, who participate electronically in an annual meeting be part of a live video-audio broadcast, and (ii) annual meeting webcasts be subject to replay on demand on the Company's website for an unspecified period of time (and, possibly, forever). The Staff regularly has concurred that companies may exclude shareholder proposals pursuant to Rule 14a-8(i)(7) where implementation of the shareholder proposal would require the company to incur significant additional expenses. *See, e.g., The Procter & Gamble Company* (August 9, 2007) (exclusion of a proposal requiring that the company sponsor television programs in Spanish, which, the company argued, would cause the company to incur significant additional costs); *The Bureau of National Affairs, Inc.* (February 23, 2001) (exclusion of a proposal requiring that the company hire a firm to determine its "market value," which the company noted would be "prohibitively expensive"); and *Masco Corporation* (February 26, 2008) (exclusion of a proposal requiring that the company limit the term of its engagement of outside auditors to five years, where the company noted the potentially increased costs it would incur by adopting such policy).

B. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because it is Materially False and Misleading in Violation of Rule 14a-9.

1. *Substantial Portions of the Proposal are Materially False and Misleading, Including Statements that Impugn Character, Integrity or Personal Reputation and Make Charges Concerning Improper or Illegal Conduct, Without Factual Foundation.*

The Company believes that the Proposal may properly be excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal and its related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9, Note (b) cites as an example of false and misleading statements "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Consistent with Note (b) to Rule 14a-9, the Staff stated in Section B.4 of Staff Legal Bulletin No. 14B (September 15, 2004) that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation."

The supporting statement submitted by the Proponent cites several questions asked by the Proponent at the Company's 2005, 2006, 2007 and 2008 annual meetings of shareholders. These questions refer by name to the Company's former Chief Executive Officer (Gregory Quesnel), former General Counsel (Eberhard Schmoller), current non-executive Board Chair (Keith Kennedy) and current General Counsel (Jennifer Pileggi). The questions posed by the Proponent at prior annual meetings, and restated in the supporting statement, are accusatory in nature and are intended to imply improper actions on the part of these former and current officers and on the part of the Company's Board, thereby impugning the character, integrity and personal reputations of such persons and implying improper or illegal conduct. These assertions are made by the Proponent without factual foundation in direct violation of Note (b) of Rule 14a-9.

The fact that the Proponent is reciting questions he previously asked at annual meetings does not excuse violations of Rule 14a-9. As stated in an article by David A. Sirignano (who was at the time a senior member of the Staff), "*Review of Proxy Contests by the Staff of the Securities and Exchange Commission*" (September 6, 1988), "[t]he solicitor assumes responsibility and liability for material prepared and published by another party and reprinted in proxy solicitation material. Such material is subject to the same scrutiny and the same standards of disclosure as all other proxy materials of such person. Accordingly, the solicitor must be prepared to support the statements made, not merely the fact that the statements were made."

Here, the soliciting person is the Proponent and the soliciting material is the supporting statement forming part of the Proposal. If a soliciting person is required by Rule 14a-9 to be responsible for the accuracy of cited statements made by third parties, the Proponent is certainly responsible for the republication of his own prior statements.

The Proponent's assertions in the supporting statement are materially false and misleading in the following respects:

- *Question Regarding Mr. Quesnel's Consulting Agreement.* In connection with Mr. Quesnel's departure as Chief Executive Officer of the Company in 2004, Mr. Quesnel and the Company entered into a fairly typical consulting and non-competition agreement, which was approved by the Company's overwhelmingly independent Board. The agreement required Mr. Quesnel's assistance during a one-year transition period following his departure and Mr. Quesnel agreed not to work for a competitor during that one-year period. The Proponent's question, asked at the 2005 annual meeting and reiterated in the supporting statement, suggests there was something improper about the agreement without providing any factual foundation whatsoever for such assertion.

- *Question Regarding Agreement with Mr. Schmoller.* This question is designed to imply, without any factual foundation whatsoever, that improper payments were made by the Company to Mr. Schmoller upon his departure as the Company's General Counsel in 2004. The question also includes a false allegation against Ms. Pileggi, without any factual foundation whatsoever. The Proponent's apparent basis for his false and misleading allegations is that fact that Chairman Kennedy, in response to a question asked by the Proponent at the 2005 annual meeting, referred to the payment to Mr. Schmoller as "stay pay" rather than "severance pay." Mr. Kennedy and Ms. Pileggi subsequently advised the Proponent, on several occasions, that the payments to Mr. Schmoller were "severance payments," but the Proponent persists in publishing his erroneous and unsupported allegations as proxy soliciting material.

- *Question Regarding Backdating of Options.* This question is designed to suggest, without any factual foundation whatsoever, that the Company's executives and directors engaged in improper backdating of options. The Proponent is well aware of the answer to this question, as he was informed in response to his question at the Company's 2007 annual meeting that the Audit Committee of the Board, consisting entirely of independent directors, conducted an investigation into backdating of options at the Company and determined that no improper backdating of options had occurred. Again, this question is designed to create an implication of improper activity by executives and directors when none, in fact, existed.

- *Question Regarding Annual Meeting Transcripts.* This question, which was asked by the Proponent at the 2006 annual meeting, is false and misleading. In fact, elsewhere in the supporting statement, the Proponent acknowledges that the

Company does, in fact, post annual meeting transcripts on its website. The fact that the cited question originally was posed in 2006 does not excuse the materially false and misleading nature of the question today.

The Staff has a long-standing policy that companies properly may exclude all or part of shareholder proposals that contain material impugning the character, integrity or personal reputation of, or make charges concerning illegal or improper conduct by, the company's directors or employees without factual basis. *See, e.g., Entergy Corporation* (February 14, 2007) (exclusion of a proposal where, among other false and misleading material, the proposal contained statements which impugned the character of independent directors by questioning their independence and insinuating some directors had conflicts of interest); *The Swiss Helvetia Fund, Inc.* (April 3, 2001) (exclusion of a proposal that implied, without factual foundation, that directors have violated or may choose to violate their fiduciary duties); and *Phoenix Gold International, Inc.* (November 21, 2000) (exclusion of portions of a supporting statement questioning the independence of independent directors). The Staff also has concurred that companies may exclude from shareholder proposals statements implying that the company had engaged in wrongdoing. *See, e.g., 3M Company* (February 17, 2004) (requiring a proponent either to provide support for or to omit assertion in the supporting statement that the company has faced certain litigation); *Post Properties, Inc.* (March 26, 2004) (exclusion of portion of a supporting statement asserting that the company may have violated federal securities laws by failing to disclose fully a director's compensation package); *Boise Cascade Corporation* (January 23, 2001) (exclusion of portion of a supporting statement alleging that the company had engaged in wrongdoing and was "routinely criticized by environmental and human rights leaders"); and *Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (exclusion of portion of a supporting statement discussing a *Wall Street Journal* article which suggested, without factual basis, that the company had engaged in improper conduct).

In Section E.1 of Staff Legal Bulletin No. 14 (July 13, 2001), the Staff states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In light of the pervasive nature of the false and misleading statements contained in the supporting statement, the Company believes the entire Proposal may properly be excluded from the Proxy Materials. In the alternative, the Proponent should be required to remove or revise the materially false and misleading statements cited above.

2. The Proposal is Inherently Vague and Indefinite.

In Section B.4 of Staff Legal Bulletin No. 14B (September 15, 2004), the Staff states that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Proposal urges the Board to provide "post meeting, on-demand distribution via [the Company's] website of entire video-audio recordings of its Annual Meetings." The Proposal does not specify how long the Company would provide access to these video-audio recordings on its website. Accordingly, shareholders voting on the Proposal would not have a clear understanding of the costs and other burdens which would be imposed on the Company if the Proposal were adopted and implemented. Likewise, the Company would not know specifically what actions it would be expected to take in order to implement the Proposal.

The Staff, in numerous no-action letters, has concurred in the exclusion of shareholder proposals involving vague and indefinite requirements where neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal were implemented. *See, e.g., Bank of America Corporation* (February 25, 2008) (exclusion of a proposal requesting that the company not involve itself in activities that support coal mines or the construction of coal-burning power plants because the proposal was vague and indefinite as to what activities the company was to refrain from undertaking); *Wendy's International, Inc.* (February 24, 2006) (exclusion of a proposal requesting a report on the progress made toward "accelerating development" of certain humane slaughter techniques because the proposal was vague and indefinite as to what "accelerating" and "development" meant); and *The Ryland Group, Inc.* (January 19, 2005) (exclusion of a proposal that the company compile a report on the company's compliance with certain sustainability guidelines because the proposal was vague and indefinite as to how such compliance was to be measured).

Since the Proposal is vague and indefinite and since neither the shareholders voting on the Proposal nor the Company would be able to determine with reasonable certainty exactly what actions compliance with the Proposal requires, the Company believes that the Proposal may properly be excluded from the Proxy Materials.

III. Conclusion

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations and (ii) Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9. Should the Staff disagree with the Company's positions or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned at daniel.stoller@skadden.com and to the Proponent at FISMA & OMB Memorandum M-07-16 ***

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360.

Very truly yours,



Daniel E. Stoller

cc: Jennifer W. Pileggi, Esq., Senior Vice President, General Counsel and Secretary, Con-way Inc.

Mr. James M. Diehl

Attachment 2

EXHIBIT A

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2008

Con-way Inc.
Jennifer Pileggi, Senior V.P., General Counsel and Secretary
2855 Campus Drive
Suite 300
San Mateo, CA
94403

Dear Ms. Pileggi,

As a Con-way Inc. shareholder, having Company securities in excess of the minimum required value and for the length of time required under Rule 14a-8 of the Securities and Exchange Commission Act of 1934, with the intent to retain all owned securities, make the following Shareholder Proposal and request that this Proposal be included in the Company's 2009 Proxy Statement pending a shareholder vote at the Company's next annual or special meeting.

Sincerely,



James M. Diehl

Enclosed: Shareholder Proposal



Attachment 3

Press Releases

Con-way Inc.
Jayme Ackemann
(650) 378-5418
ackemann.jayme@[illegible]

KG Partners Belinda
Donovan/Amber Caouette
(207) 773-0700
bdonovan@kgmoment.com
acaouette@kgmoment.com

Con-way Inc. Named to 2008 'InfoWorld 100' List of Year's Best IT Solutions

Company Wins Top 10 Honors for Technical Innovation; New Dock Planning Tool Projected to Save $3 Million Annually

SAN MATEO, Calif. - December 02, 2008

Con-way Inc. (NYSE:CNW) today announced that it has been named among the top 10 companies on the InfoWorld 100, an annual ranking of the most creative and intelligent uses of technology to meet business goals.

The company was honored for its Step Saver Web-based interactive software application. The management tool was designed to minimize the time spent by Con-way Freight's dock coordinators planning daily work flow. The tool improved operational efficiency through more effective dock planning, freeing up the coordinators for higher-value tasks, and shaving costs by reducing the distance traveled by forklifts loading and unloading freight. Con-way was the only company recognized in the Distribution category.

"Breathing new life into outdated operations, advancing business goals with inventive use of technology — this year's winners demonstrate, once again, that innovative, business-minded IT is the lifeblood of successful organizations," said Jason Snyder, senior editor for InfoWorld.

Companies were nominated last summer by end users, technology partners and InfoWorld readers. Winners were selected based on the most effective use of multiple technologies to help organizations achieve specific business objectives.

"This award recognizes the achievements of the dozens of team members who not only developed Step Saver, but also successfully tested and integrated it into Con-way Freight's business processes," said Jacquelyn Barretta, Con-way's chief information officer. "To create a solution that saves the company 38 percent in planning time and millions of dollars a year is a tremendous accomplishment. It's gratifying to see the team honored by a respected, authoritative technology publication like InfoWorld."

Before Step Saver was introduced, dock coordinators would spend hours manually creating dock workflow plans and determining the most efficient dock door assignments for every arriving trailer.

Attachment 3

The many efficiencies created by Step Saver's automation of the process are helping Con-way Freight continue to deliver its industry-leading performance for on-time delivery, exception-free service and fast transit times — key attributes of customer satisfaction in the freight transportation industry.

A full list of the 2008 InfoWorld 100 is available at www.infoworld.com.

About Con-way Inc.
Con-way Inc. (NYSE: CNW) is a $4.7 billion freight transportation and logistics services company headquartered in San Mateo, Calif. A diversified transportation company, Con-way delivers industry-leading services through three primary operating companies: Con-way Freight, Con-way Truckload and Menlo Worldwide Logistics. These operating units provide high-performance, day-definite less-than-truckload (LTL) and full truckload and intermodal freight transportation, as well as logistics, warehousing and supply chain management services and trailer manufacturing. Con-way Inc. and its subsidiaries operate from more than 500 locations across North America and in 20 countries. For more information about Con-way, visit www.con-way.com.

About InfoWorld Media Group
InfoWorld Media Group helps Senior IT Decision Makers choose the right technology, within the context of a cohesive strategy, for business impact at their organizations. Rather than merely covering the enterprise technology market, InfoWorld identifies and promotes emerging technology segments that add unique value for the organizations that implement them, as well as the vendors that provide those solutions. Using an integrated communications approach including online, events, research, and a continued investment in an independent Test Center, InfoWorld analysts and editors provide both hands-on analysis and evaluation, as well as expert commentary on issues surrounding emerging technologies and products. Visit InfoWorld at http://www.infoworld.com.

About International Data Group
International Data Group (IDG) is the world's leading technology media, events, and research company. IDG's online network includes more than 450 web sites spanning business technology, consumer technology, digital entertainment and video games worldwide. IDG also publishes more than 300 magazines and newspapers. Media brands are in more than 90 countries and include CIO, CSO, Computerworld, GamePro, InfoWorld/TechWorld/TecChannel, Macworld, Network World, and PC World. The company's lead-generation service, IDG Connect, matches technology companies with an audience of engaged, high-quality IT professionals, influencers, and decision makers.

IDG is a leading producer of more than 750 technology-related events including Macworld Conference & Expo, OpenSource World, E3, DEMO, Storage Networking World, and IDC Directions. IDC, a subsidiary of IDG, is the premier global provider of market intelligence, advisory services, and events. Over 1000 IDC analysts in more than 100 countries provide global, regional, and local expertise on technology and industry opportunities and trends.

Additional information about IDG, a privately held company, is available at http://www.idg.com.

Attachment 4

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

December 1. 2008.

Con-way Inc.
Jennifer Pileggi. Senior V.P.. General Counsel and Secretary
2855 Campus Drive
Suite 300
San Mateo. CA
94403

Dear Ms. Pileggi,

I am writing in response to a letter received from Daniel E. Stoller, Esq. dated November 20, 2008. Mr. Stoller acting as Con-way's outside counsel informed me that additional clarification would be required to comply with Rule 14a-8 of the Securities and Exchange Commission Act of 1934, in order to be eligible to submit a Shareholder Proposal.

To comply with Rule 14a-8, I make the following statement:

As a Con-way Inc. ("Con-way") shareholder, having Con-way securities in excess of the minimum required market value of $2,000.00, held continuously for the length of time required under Rule 14a-8 of the Securities and Exchange Commission Act of 1934, and with the intent to continue to hold at least $2,000.00 in market value of Con-way securities through the date of Con-way's 2009 Annual Meeting, wish to submit a Shareholder Proposal and request that this Proposal be included in the Company's 2009 Proxy Statement pending a shareholder vote at the Company's next annual or special meeting.

Sincerely,



James M. Diehl

Enclosed: Shareholder Proposal

Attachment 5

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212-735-3360
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DSTOLLER@SKADDEN.COM

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November 20, 2008

VIA EMAIL AND EXPRESS MAIL

Mr. James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Diehl:

I am writing on behalf of our client, Con-way Inc. (the "Company"), in connection with your letter, dated November 12, 2008 (the "November 12 Letter"), to Jennifer Pileggi, Esq., the Company's Senior Vice President, General Counsel and Corporate Secretary. The November 12 Letter was received by the Company on November 13, 2008, and was accompanied by a proposal (the "Proposal") submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(2) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(2), you must provide the Company with a written statement that you intend to continue to hold through the date of the 2009 Annual Meeting at least $2,000 in market value, or 1%, of the Company's securities.

In the November 12 Letter you state your "intent to retain all owned securities." You fail, however, to make the statement required by Rule 14a-8(b)(2) as described above. The November 12 Letter, therefore, does not satisfy the requirements of Rule 14a-8(b)(2).

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you furnish to the Company, within fourteen (14) calendar days of your receipt of this letter, the written statement regarding your intent to continue to hold your securities through the date of the 2009 Annual Meeting as required pursuant to Rule 14a-8(b)(2). For your convenience, a copy of Rule 14a-8(b) is enclosed with this letter.

If within the required 14-calendar day period, you do not furnish the Company with such written statement, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the 2009 Annual Meeting.

Very truly yours,



Daniel E. Stoller

Enclosure

cc: Jennifer Pileggi, Esq.,
Senior Vice President, General Counsel
and Corporate Secretary, Con-way Inc.



ROBERT P. WAYMAN

Director since 1994

Interim Chief Executive Officer
and Chief Financial Officer,
Hewlett-Packard Company
a computer-manufacturing company

Mr. Wayman joined Hewlett-Packard Company in 1969. After serving in several accounting management positions, he was elected Vice President and Chief Financial Officer in 1984. He became a Senior Vice President in 1987 and an Executive Vice President in 1992. He was named Interim CEO in February 2005. Mr. Wayman, age 59, holds a bachelor's degree in science engineering and a master's degree in business administration from Northwestern University. He is a member of the Board of Directors of Hewlett-Packard Company and Sybase Inc. He is a member of the Policy Council of the Tax Foundation, the Financial Executives Institute, the Council of Financial Executives of the Conference Board, and the Advisory Board to the Northwestern University School of Business. He is Chairman of the Audit Committee and a member of the Compensation Committee of the Board.

Attachment 7

Director	Audit	Compensation	Director Affairs	Finance
John J. Anton**				
William R. Corbin**				
Margaret G. Gill	X		X	
Robert Jaunich II			X*	X
W. Keith Kennedy, Jr.**				
Michael J. Murray	X	X*		
John C. Pope	X			X
Henry H. Mauz, Jr.**				
Robert D. Rogers			X	X*
William J. Schroeder	X	X		
Peter W. Stott			X	X
Robert P. Wayman	X*	X		
Chelsea C. White III		X		X

X current member

* chair

** Dr. Kennedy was appointed Interim Chief Executive Officer in June 2004, and at that time resigned from each standing Board Committee on which he was serving. Mr. Anton, Mr. Corbin and Admiral Mauz were appointed to the Board in March 2005 and have not yet been appointed to serve on Board Committees.

Descriptions of the Audit, Compensation and Director Affairs Committees follow:

Audit Committee: The Audit Committee assists the Board in its oversight of matters involving the accounting, auditing, financial reporting, and internal control functions of the Company. The Committee receives reports on the work of the Company's outside auditors and internal auditors, and reviews with them the adequacy and effectiveness of the Company's accounting and internal control policies and procedures. Pursuant to Board policy, the Company's Chief Executive Officer, Chief Financial Officer, Controller and General Counsel are required to promptly notify the Chair of the Audit Committee upon receiving complaints regarding accounting, internal control and auditing matters involving the Company.

Each Committee member has been determined to be an independent director under the New York Stock Exchange listing standards. The Board has determined that each of Mr. Wayman and Mr. Pope qualifies as an "audit committee financial expert" as such term is defined in rules adopted by the Securities and Exchange Commission. The Board has determined that Mr. Pope's service on the audit committees of more than three public companies does not impair his ability to effectively serve on the Company's Audit Committee. The Committee met fifteen times during 2004.

Compensation Committee: The Compensation Committee approves the salary and other compensation of the Chief Executive Officer of the Company and of certain other executive officers and key employees. The Committee also oversees the administration of the Company's short-term and long-term incentive compensation plans, oversees grants of stock options and other awards under the Company's 1997 Equity and Incentive Plan, and reviews the retirement and benefit plans of the Company and its domestic subsidiaries for non-contractual employees. Each Committee member has been determined to be an independent director under the New York Stock Exchange listing standards. The Committee met six times during 2004.

Attachment 8

Jim Diehl

From: "Flum, Paul" <PaulFlum@mofo.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, April 29, 2003 3:06 PM
Attach: Paul Flum.vcf
Subject: April 3 letter

Jim,

As requested, I am writing to confirm that the Audit Committee of the CNF Board of Directors has retained me in connection with your April 3, 2003 letter to Greg Quesnel. I am a partner with the Morrison & Foerster law firm in San Francisco.

As part of my work for the Audit Committee, I would like to meet with you to discuss your allegations. I would also like to review all of the additional documentation that you mention in your April 3 letter. If possible, I would like to receive those materials in advance of our meeting.

I am authorized to reimburse your reasonable travel expenses if you are willing to come San Francisco to meet with me. I will also reimburse your reasonable out-of-pocket expenses for providing me with copies of the additional materials referanced in your April 3 letter.

Please contact me so that we can set up a meeting date that works for both of us.

Paul

<<Paul Flum.vcf>>

Jim Diehl

From: "Flum, Paul" <PaulFlum@mofo.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, July 31, 2003 1:50 PM
Subject: Audit Committee

Jim,

The Audit Committee has asked me to advise you that it has completed its review and investigation of matters relating to your April 3, 2003 memorandum addressed to Gregory Quesnel and distributed to the CNF Board of Directors and others. The Committee appreciates your actions in bringing these matters to the Board's attention and wishes to thank you for cooperating in its investigation.

Paul

Attachment 10

January 9, 2004

Gregory Quesnel

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Quesnel,

On July 31, 2003 Mr. Flum with Morrison & Foerster, the Company's Audit Committee's counsel sent a message advising me that the Audit Committee had concluded its investigation of my allegation of Mr. Schmoller. Mr. Flum also relayed the Committee's gratitude for my bringing this matter to the Board's attention and thanked me for my cooperation.

I am writing to inquire what action that you, or the Company's Board took regarding the Audit Committee's investigation of Mr. Schmoller.

I feel that the two sentence message from Mr. Flum is an inadequate relayed response by the Board, and the Company's executives. Particularly in light of the extensive and detailed data that I provided, along with the time that I took in traveling to San Francisco to meet with Mr. Flum for six hours.. It is not unreasonable to expect a more informative response.

This letter was not meant to reiterate the many points that I listed in my original letter to you and the Board, only to learn what action, if any, was taken. As the Company's President and CEO I would hope that you will show leadership and respond to this request.

I believe that my original letter along with supporting documents to you and the Board shows that the Company has behaved poorly since I first came forward as required of all employees and met with Mr. Schmoller. To date I have not seen any improvements.

Sincerely,



James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Attachment 11



DAVID L. SLATE
Vice President Human Resources
and Deputy General Counsel

February 20, 2004

Mr. James Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Dear Jim,

Greg Quesnel has asked me to respond to your letter dated January 9, 2004. As you already know, the Audit Committee of the CNF Inc. Board of Directors engaged independent counsel, Paul Flum, to investigate your complaints about Eberhard Schmoller and report his findings to the Committee. I am informed that the Audit Committee concluded, after receiving Mr. Flum's report, that there was no credible evidence to support a claim that Mr. Schmoller failed to take appropriate action in response to the matters that you raised with him. Accordingly, there was no reason for the Audit Committee or Mr. Quesnel to take any action concerning Mr. Schmoller. Nevertheless, Mr. Quesnel asked me to thank you again for bringing your concerns to the attention of the board so that an appropriate investigation could be conducted.

Very Truly Yours,

David L. Slate

(9) Amounts shown in this column reflect payments earned by the Named Executives for awards granted under the Company's Value Management Plans. Payments as shown above for Messrs. Detter, McClimon and Stotlar for 2004 are for the three-year Value Management award cycle commencing January 1, 2002 and ending December 31, 2004. Payments as shown above for Messrs. Quesnel and Schmoller are for the Value Management Plan award cycle commencing January 1, 2004 and ending December 31, 2006, based on the Company's performance through the end of 2004, the calendar year in which they retired. No payments were made to any of the Named Executives for the three-year Value Management Plan award cycle commencing January 1, 2000 and ending December 31, 2002, or for the three-year Value Management Plan award cycle commencing January 1, 2001 and ending December 31, 2003.

(10) Amounts shown for 2004 in this column include:

(a) Supplemental Excess Retirement Plan payment to Mr. Quesnel of $268,609.

(b) Stock Appreciation Rights payment to Mr. Quesnel of $2,892 on October 1, 2004 based on his previous election to receive quarterly installments for five years upon his retirement.

(c) Personal Time Off payments in conjunction with their retirements, to Messrs. Quesnel and Schmoller of $150,954 and $121,771, respectively.

(d) Severance payment to Mr. Schmoller of $850,000.

(e) Stay Pay to Mr. Stotlar of $94,000.

(f) Compensation for Mr. Schmoller of $30,299 as a result of his receiving his company automobile upon retirement.

(g) Payments by the Company for premiums for taxable basic and/or supplemental group life insurance on behalf of Messrs. Quesnel, Detter, McClimon, Ratnathicam, Schmoller, Stotlar and Williford of $3,874, $12,361, $1,099, $5,943, $8,943, $529, and $1,739, respectively.

(h) Company contributions to the Thrift and Stock Plan accounts of each of the Named Executives (other than Dr. Kennedy) of $3,075 each.

In addition to the compensation set forth in the table above, the Company provides certain additional compensation, perquisites and benefits to the Named Executives (other than Dr. Kennedy), including participation in the Company's defined benefit pension plan and supplemental excess retirement plan; use of a company car; a Company-paid annual executive physical examination; annual tax planning and preparation services in an amount of up to $4,500; lifetime financial and estate planning services of up to $6,000; matching charitable contributions of up to $5,000 annually; and base Long-Term Care Insurance benefits.

Attachment 13

CNF INCORPORATED

ANNUAL MEETING OF SHAREHOLDERS

Hotel du Pont

Knowles Room

Wilmington, Delaware

Tuesday, April 19, 2005

9:00 a.m.

BEFORE:

W. KEITH KENNEDY, JR.

JENNIFER W. PILEGGI

MR. KENNEDY: I have it as nine o'clock eastern daylight. So as we said in our proxy, I'll call the meeting to order. I am Keith Kennedy. The Chairman of the Board and Interim Chief Executive Officer and I will be chairing the meeting.

In order to insure that business of the meeting proceeds in an orderly fashion and that shareholders who wish to speak may have a fair opportunity to do so, there will be a designated question and comment period that will take place.

That period will be after all of the agenda items have been presented, and before the polls are open for voting. The meeting will be conducted in accordance with the rules of conduct that each of you received. Sitting at the table to my right is Jennifer Pileggi, Senior Vice President, General Counsel and Corporate Secretary.

Also we have attending this meeting electronically Doug Stotlar who is a Senior Vice President and President of Conway Transportation Services, and several directors. I will ask Jennifer to read the names of those directors in attendance electronically.

MS. PILEGGI: The ones that are on so far are Jack Anton, Jack Pope, Hank Mauz, Chip White, Bob Wayman, Mike Murray, Peter Stott, Bob Rogers and Bill Corbin and Bill Schroeder.

MR. KENNEDY: At this point I would like to turn the meeting over to Ms. Pileggi who will report on some of the formalities for the meeting.

MS. PILEGGI: I would like to introduce Steven Myers of the Bank of New York, who has been appointed by the board of directors as inspector of election for this meeting.

We have received affidavits that proper notice of the meeting was mailed commencing March 21, 2005, to every stockholder who was a holder of record at the close of business on March 1st.

MR. KENNEDY: Based upon the proxies received today, the quorum is present and the meeting will proceed. The items on the agenda are number (1) the election of four class-two directors. And number (2) the ratification of the appointment of auditors.

The question and comment period will follow the presentation of these agenda items. And following the question and comment period there will be voting on both agenda items.

Mr. Tim McCann of KPMG is present at the meeting today. Tim would you just stand so people know who you are? And he is available to respond to appropriate questions from shareowners after the meeting. I would like to say that Tim is rotating off of this account and I feel that he and his people did an excellent job in a very busy year when we had to separate discontinued ops and have Sarbanes-Oxley. So thank you, Tim.

We will now proceed with the formal business of the meeting. I, again, remind you to hold any questions or comments until the agenda items have been presented. First item of business on the agenda –

MS. PILEGGI: Did someone just join?

MR. JAUNICH: Bob Jaunich.

MS. PILEGGI: Good morning, Bob.

MR. KENNEDY: First item of business on the agenda is the election of four class-two directors for a three year term to serve until the 2008 annual meeting, and until their successors are elected and qualify.

The secretary has advised that under the company's bylaws the only persons who have been properly nominated are those nominees listed in the company's proxy statement – Murray, Rogers, Schroeder and White. I, therefore, declare that nominations for directors are closed.

The second item of business on the agenda is ratification of the appointment of independent auditors to examine and report on the financial statements of the company for the year 2005. The audit committee of the board of directors has reappointed KPMG, LLP. And it is the board's unanimous recommendation that the reappointment be ratified.

We will now proceed to the question and answer period. I would like to ask any shareowner who has a question to indicate so. I have one who has already indicated an intent to address the meeting. In order to insure fair treatment to all stockholders our meeting rules provide the questions or comments will be limited to two minutes for each speaker.

When you are recognized to speak please step to the microphone. We ask that until you are recognized you remain seated. Before you ask your question or make your remarks, please state your name and whether you are stockholder or a proxy for a stockholder.

The floor is now open for your questions and comments. Mr. Diehl.

MR. DIEHL: Thank you, Dr. Kennedy. My name is Jim Diehl and I'm a stockholder. And this question involves the SEC filing that was submitted in December –

MR. KENNEDY: Could you step just slightly closer to the microphone.

MR. DIEHL: That was a severance agreement that you signed with Eb Schmoller. The payment of $850,000 in addition to his regular salary seems a bit over the top giving the consideration he was under contract and just entered that contract and he subsequently stayed almost to the end of his normal contract anyway.

So can you explain the thought process of that $850,000 payment to him? It seems like it's truly a severance payment rather than stay on type thing.

MR. KENNEDY: Mr. Schmoller had planned to retire early in the year 2005. Because of our interest in divesting the forwarding part of the company and because he had been involved in that for quite a period of time, I requested that he remain with us until that transaction closed. And we negotiated what would be stay pay for that which is what the amount that you mentioned in your question.

MR. DIEHL: Did you mean stay until 2004?

MR. KENNEDY: I'm sorry. He wanted to leave early in 2004. And I requested him to stay and the financial agreement was stay pay to stay through 2004.

MR. DIEHL: Even though he is under contract to stay anyway?

MR. KENNEDY: Yes. He met our rule of 85 meaning he could retire at any time with full benefits.

MR. DIEHL: Okay. I have just one question.

MR. KENNEDY: Yes.

MR. DIEHL: Greg Quesnel was paid $1 million for a consulting agreement that I believe is still running now. He was to work up to 150 hours to a quarter. Can you tell me how many hours, if any, he has worked under that consulting agreement?

MR. KENNEDY: It was a blanket fee, as you probably know that he was paid; that will finish at the end of the second quarter. This year the quarter we're in. I could not tell you how many hours he has consulted with us. But I have talked to him numerous times and, once again, because of his experience with the Menlo Forwarding, there was a fair amount of work that he and I talked about during the second half of '04.

MR. DIEHL: Thank you.

MR. KENNEDY: Thank you. Are there any other questions? Okay. Seeing none we will proceed to the voting of the agenda items. The polls are now open.

Is there anyone present who would like to vote by ballot, and if so please raise your hand? I see none. So we call the polls closed for each of the matters voted. Ms. Pileggi will now report on the results of the voting on the two agenda items.

MS. PILEGGI: Based on the current tally, the company shareholders have voted to elect the four nominated directors and to ratify the appointment of KPMG as the company's auditor.

MR. KENNEDY: All right. This concludes the meeting. And I now declare the meeting adjourned. Thank you all for being here today.

(Meeting concluded at 9:10 a.m.)

Attachment 14

CNF INC.
ANNUAL MEETING OF SHAREHOLDERS

HOTEL DU PONT, KNOWLES ROOM
Wilmington, Delaware

Tuesday, April 18, 2006
9:00 a.m.

BEFORE:

W. KEITH KENNEDY, JR.
DOUGLAS W. STOTLAR
JENNIFER W. PILEGGI.

BY TELEPHONE:

JOHN J. ANTON
MARGARET G. GILL
HENRY H. MAUZ, JR.
MICHAEL J. MURRAY
JOHN C. POPE
ROBERT D. ROGERS
WILLIAM J. SCHROEDER
DOUGLAS W. STOTLAR
ROBERT P. WAYMAN
CHELSEA C. WHITE, III

MR. KENNEDY: Good morning everyone. I am Keith Kennedy, Chairman of the Board of CNF and I'll be chairing this meeting.

In order to insurance that the business of the meeting proceeds in an orderly fashion and the shareholders who wish to speak will have a fair opportunity to do so, there will be a designated question and comment period which will take place after all agenda items have been presented, but before the polls are open for voting.

The meeting will be conducted in accordance with the rules of conduct that were on each of the seats as you came into the room.

Sitting at the table to my right is Mr. Doug Stotlar, President and Chief Executive officer. And Jennifer Pileggi, Senior Vice President General Counsel and Corporate Secretary.

Also attending this meeting electronically by telephone conference are several members of our Board of Directors. And Ms. Pileggi, would you read off the directors attending and then report on the formalities of the meeting.

MS. PILEGGI: Yes, I will.
Attending by telephone are the following directors: Hank Mauz, Bob Wayman, Bob Rogers, Chip White, Jack Anton, Bill Schroeder, Jack Pope, Mike Murray and Peter Stott.

I would now like to introduce Steven Myers of the Bank of New York, who has been appointed by the Board of Directors as inspector of election for this meeting.

We have received affidavits that proper notice of the meeting was mailed commencing March 20, 2006, to every shareholder who is a holder of record at the close of business on March 1st.

MR. KENNEDY: Thank you. Based upon the proxies received to date a quorum is present and the meeting will proceed.

MS. PILEGGI: Who just joined?

MS. GILL: Margaret Gill.

MR. KENNEDY: Thank you, Margaret. The items on the agenda are: Number 1, The election of five Class III Directors. Number 2, the amendment of the company's certificate of

Attachment 14

incorporation to change the name of the company from CNF, Inc., to Con-way Inc.

Number 3, the approval of the 2006 equity and incentive plan. And Number 4, the ratification of the appointment of auditors.

The question and comment period will follow the presentation of these agenda items. And following the question and comment period there will be voting.

Mr. Landers of KPMG, raise your hand. Chuck is present at the meeting today along with Mr. Russ Crawford and they are available to answer any appropriate questions from shareowners.

We will now proceed with the formal business of the meeting. Again, I remind you to hold your questions and comments until the agenda has been presented.

The first item of business on the agenda is for the election of five Class III Directors for a three year term to serve until the 2009 annual meeting and until their successors are elected and qualify.

The secretary has advised that under

the company's bylaws the only persons who have been nominated are those nominees listed in the company's proxy statement. Ms. Gill, Admiral Mauz and Messrs. Corbin, Jaunich and Wayman. I therefore declare the nominations for directors are closed.

The second item of business on the agenda is the amendment of the company's certificate of incorporation in order to change the name of the company from CNF, Inc., to Con-way Inc.

Your Board of Directors has approved the amendment to the certificate of incorporation. Subject to shareowner approval and unanimously recommends a vote for approval of the amendment.

Third item of business on the agenda is approval of the company's 2006 equity and incentive plan. Your Board has approved the plan subject to shareowner approval, and unanimously recommends a vote for the proposal of the plan.

The fourth item of business on the agenda is ratification of the appointment of independent auditors to examine and report on the financial statements of the company for the year 2006.

The audit committee of the Board of Directors has reappointed KPMG. And it is the Board's unanimous recommendation that the reappointment be ratified.

We will now proceed to the question and comment period. At this point I would like to ask if any shareowner has a question? Mr. Diehl.

Okay, in order to insure fair treatment to all shareowners our meeting will provide that questions or comments shall be limited to two minutes for each speaker.

When you are recognized please step up to the microphone. We ask that until you are recognized you remain seated. We want to avoid a long line at the microphone.

Before you ask you question or make your remarks, please state your name and whether you are a shareholder or a proxy for a shareowner. The floor is now open for your questions and comments. Jim

MR. DIEHL: Thank you, Doctor. James Diehl, stockholder. And I just have one question. The company maintains that the transcripts of these stockholder meetings are not made available to stockholders which in of itself is somewhat ironic.

Do you see or can you explain why when other companies post their meeting transcripts written or audio Web-cast on the Web sites, why other company still maintains that they will not provide stockholders copies of the transcripts of what takes place at the stockholders' meetings?

MR. KENNEDY: I'm going to refer that question to Jennifer Pileggi.

MS. PILEGGI: We maintain that that is an internal company record of an internal company document and we don't share it externally.

MR. DIEHL: But the fact that it's a stockholders' meeting and most stockholders don't come to these. And to provide more transparency doesn't it appear that it would be useful to stockholders that don't come? At least they can hear or read what took place at these meetings? There is no merit in that?

MR. KENNEDY: I won't say there is no merit. What we will do, Jim, is let us take it back to the Board and take a look at that question. I think you raised a valid point and I would like to have a chance for the Board to give us their opinion on it at a board meeting.

MR. DIEHL: Thank you.

MR. KENNEDY: Thank you. Are there any other questions? All right, no questions. Okay. We will now proceed to the voting on the agenda items. The polls are now open. Is there anyone present who would like to vote by ballot, and if so raise your hand.

Okay. There have been no requests so all proxies and ballots have been turned over to the Bank of New York as inspectors of election. If you've previously voted by proxy and do not wish to change your vote, you don't have to submit a ballot.

Okay. We don't have any ballots so I will further declare the polls closed.

MS. PILEGGI: Good morning. Who joined?

MR. JAUNICH: Bob Jaunich.

MR. KENNEDY: We have just declared the polls closed, Bob. And now Ms. Pileggi could you report on the voting.

MR. JAUNICH: I'm sorry I'm late. I had a transposed number. I had 4956 instead of the 4596.

MS. PILEGGI: That's fine, Bob. Based on the current tally the company's shareholders have voted to elect the five nominated directors. To approve the amendment to the company's certificate of incorporation.

To approve the 2006 equity and incentive plan, and to ratify the appointment of KPMG as the company's auditors.

MR. KENNEDY: Okay. This concludes the meeting. And I now declare that the annual shareowners' meeting of Con-way Inc., is adjourned.

Thank you all for attending.

* * *

(Meeting concluded at 9:10 a.m.)

* * *

Attachment 15

CON-WAY INC.

ANNUAL MEETING OF SHAREHOLDERS

TUESDAY, APRIL 17, 2007

Hotel du Pont
Greenville Room
11th & Market Streets
Wilmington, Delaware
9:00 a.m.

IN ATTENDANCE:

(Via Speaker Phone:)
W. KEITH KENNEDY, THE CHAIRMAN
JOHN C. POPE, BOARD MEMBER
MARGARET G. GILL, BOARD MEMBER
WILLIAM J. SCHROEDER, BOARD MEMBER
ROBERT P. WAYMAN, BOARD MEMBER
MICHAEL J. MURRAY, BOARD MEMBER
WILLIAM R. CORBIN, BOARD MEMBER
HENRY H. MAUZ, JR., BOARD MEMBER
PETER W. STOTT, BOARD MEMBER
CHELSEA C. WHITE, III, BOARD MEMBER
ROBERT D. ROGERS, BOARD MEMBER
JENNIFER PILEGGI, SENIOR VICE PRESIDENT, GENERAL COUNSEL and CORPORATE SECRETARY

DOUGLAS STOTLAR, CHIEF EXECUTIVE OFFICER
KEVIN SCHICK, SENIOR VICE PRESIDENT and CHIEF FINANCIAL OFFICER

THE CHAIRMAN: Ladies and gentlemen, I am Keith Kennedy, Chairman of the Board of Con-way, and I will be chairing this meeting.

I regret that I was unable to be there in person this morning due to flight delays. Also delayed was Ms. Jennifer Pileggi, our General Counsel and Corporate Secretary, but our CEO, Doug Stotlar, and CFO, Kevin Schick, are there.

In order to ensure that the business of this meeting proceeds in an orderly fashion and the shareholders who wish to speak --

MR. MAUZ: Hank Mauz checking in.

THE CHAIRMAN: Thanks, Hank.

-- may have a fair opportunity to do so, there will be a designated question and comment period that will take place after both agenda items have been presented and before the polls are open for voting. The meeting will be conducted in accordance with the rules of conduct that each of you have received.

Sitting at the front table is Doug Stotlar, President and Chief Executive Officer, Kevin Schick, Senior Vice President and Chief Financial Officer. Also attending the meeting electronically, by telephone, are myself as Chairman of the Board, and

Ms. Pileggi.

And I wondered at this time, Ms. Pileggi, if you could recite the names of the directors attending by telephone, as well as report on certain formalities for the meeting.

MS. PILEGGI: Certainly. In addition to you and Doug, who are directors, we have John Pope, Chelsea White, Peter Stott, Margaret Gill, Robert Wayman, Robert Rogers and Henry Mauz.

MR. MURRAY: Michael Murray on the line.

MS. PILEGGI: And Michael Murray.

MR. SCHROEDER: And Bill Schroeder, and I think Bill Corbin as well.

MS. PILEGGI: Okay, sorry about that.

THE CHAIRMAN: Wonderful. Jennifer, would you like to introduce Steve?

MS. PILEGGI: I will do so. I would like to introduce Steven Myers of the Bank of New York who has been appointed by the Board of Directors as Inspector of Election for this today. We have received affidavits that proper notice of the meeting was mailed commencing March 9, 2007 to every shareholder who was a holder of record at the close of business on March 1st.

THE CHAIRMAN: Based upon the proxies received to date, a quorum is present, the meeting will proceed.

The items on the agenda are: Number 1, the election of five Class I directors; Number 2, the ratification of the appointment of auditors. The question and comment period will follow the presentation of these agenda items, and following the question and comment period, there will be voting on both agenda items.

First I would like to comment also that Mr. Randy Lund of KPMG is present at the meeting today and is available to respond to appropriate questions from share owners.

Mr. Lund, would you raise your hand to identify yourself? Thank you.

We will now proceed with the formal business of the meeting. Again, I remind you to please hold any questions or comments until after the agenda items have been presented.

The first item of business on the agenda is the election of five Class I directors for a three-year term to serve until the 2010 annual meeting and until their successors are elected and qualify.

The Secretary has advised that under the Company's by-laws, the only persons who have been properly nominated are those nominees listed in the Company's proxy statement; that is, Messrs. Anton, Kennedy, Pope, Stotlar and Stott. I therefore declare that nominations for directors are closed.

The second item for business on the agenda is ratification of the appointment of independent auditors to examine and report on the financial statements of the Company for the year 2007. The Audit Committee of the Board of Directors has reappointed KPMG LLP and it is the Board's unanimous recommendation that the reappointment be ratified.

We will now proceed to the question and comment period, and I will defer to Mr. Doug Stotlar, since he is present in the room, to call on individuals who would like to address the meeting at this time. In order to ensure fair treatment of all share owners, our meeting rules provide questions or comments will be limited to two minutes for each speaker. When you are recognized, please step to the microphone. We ask that until you are recognized, you remain seated. Before you ask your question or make your remarks, state your name, whether you are a share owner or a proxy for a share owner. The floor is now open for your questions and comments.

Mr. Stotlar, could you handle recognizing anyone who wishes to speak?

MR. STOTLAR: I will, Mr. Kennedy.

Mr. Diehl?

MR. DIEHL: Thank you. Just two questions to ask at this point. Has the Company or its Board of Directors conducted investigation of the stock option program to determine if any improper backdating took place at Con-way, or at CNF when it was known by that name?

THE CHAIRMAN: Mr. Diehl --

MR. STOTLAR: Did you hear that clearly, Keith?

THE CHAIRMAN: Yes. I believe the question related to had the Board of Directors or anyone conducted investigations into possible backdating of stock options.

MR. DIEHL: Improper backdating, yes.

THE CHAIRMAN: I'm sorry, I didn't hear that.

MR. STOTLAR: He clarified it was improper backdating of stock options.

THE CHAIRMAN: Okay. The Board of Directors, in the person of the Audit Committee, has done such an investigation, Mr. Diehl, and determined that there was no improper backdating or backdating of options.

MR. DIEHL: Okay, the second question, has any Con-way executive or board member, past or present, received any improper backdated stock options while at Con-way, CNF, or with any other companies they were associated with; mainly, board members serving on other companies?

THE CHAIRMAN: No. Again, with our investigation we did not find any indication of that.

MS. PILEGGI: At our company.

THE CHAIRMAN: At our company, yes.

MR. DIEHL: So they may have received improper [options] at the other companies they serve on boards or in executive positions that you're not aware of?

THE CHAIRMAN: We are not aware of that, and that would not be part of our determination.

MR. DIEHL: Okay, thank you.

THE CHAIRMAN: Thank you.

MR. STOTLAR: Thank you.

THE CHAIRMAN: Is there anyone else with

comments?

MR. STOTLAR: There are no other questions or comments, Keith.

THE CHAIRMAN: Okay, we will now proceed to the voting on the agenda items. The polls are now open.

Is there anyone who would like to vote by ballot? If so, please raise your hand and you will be given a ballot.

MR. STOTLAR: No one is indicating a need for a ballot, Keith.

THE CHAIRMAN: Okay. We will now close the polls and declare the results on each of the matters voted on.

Mr. Steve Myers will now report on the results of the voting of the two agenda items.

MR. MYERS: Based on the current tally, the Company's shareholders have voted to elect the five nominated directors and to ratify the appointment of KPMG as the Company's auditors.

THE CHAIRMAN: Very good. Thank you. This concludes the business that was to come before the meeting, and I now declare this meeting adjourned. Thank all of you for your attendance.

(The meeting concluded at 9:08 a.m.)

Attachment 16

CON-WAY INC.

ANNUAL MEETING OF SHAREHOLDERS

Hotel du Pont
Greenville Suite
Wilmington, Delaware

Tuesday, April 22, 2008
9:00 a.m.

1 MR. KENNEDY: Good morning, ladies
2 and gentlemen. I'm Keith Kennedy, Chairman of
3 the Board of Con-way, and I'll be chairing the
4 meeting.
5 In order to insure that the business
6 of the meeting proceeds in an orderly fashion and
7 the shareholders who wish to speak may have a
8 fair opportunity to do so, there will be a
9 designated question-and-comment period which will
10 take place after all agenda items have been
11 presented but before the polls are open for
12 voting.
13 The meeting will be conducted in
14 accordance with the rules of conduct that each of
15 you received.
16 Sitting to the table at my right is
17 Kevin Schick, Senior Vice-President and Chief
18 Financial Officer.
19 We planned to have Jennifer Pileggi,
20 our Senior Vice-President/General Counsel here,
21 but she's sick. But you've heard her on the
22 phone. She is also the corporate secretary.
23 Also attending the meeting
24 electronically are the following directors. I

1 will ask Jennifer to read the role call now.
2 Jennifer.
3 MS. PILEGGI: In addition to you,
4 Keith, we have Doug Stotlar, Jack Anton, Bill
5 Corbin, Margaret Gill, Bob Jaunich, Hank Mauz,
6 Mike Murray, Jack Pope, Bill Schroeder, Peter
7 Stott, and Chip White.
8 MR. KENNEDY: Wonderful.
9 I had already told the room before
10 the meeting started that Doug is not here as he
11 is attending a North American Leaders Summit that
12 was called by President Bush, and Doug is in New
13 Orleans but probably could be on the phone.
14 (Mr. Rogers joined the call.)
15 MS. PILEGGI: Good morning.
16 MR. ROGERS: Bob Rogers.
17 MS. PILEGGI: Good morning, Bob. We
18 are on an open line here.
19 MR. KENNEDY: So Ms. Pileggi will now
20 report on some of the formalities of the meeting.
21 MS. PILEGGI: I would like to
22 introduce Steven Myers of The Bank of New York.
23 MR. KENNEDY: Steve is in the back.
24 MS. PILEGGI: He has been appointed

1 by the Board of Directors as Inspector of
2 Elections for this meeting.
3 We have received affidavits that
4 proper notice of the meeting was mailed
5 commencing March 14th, 2008, to every shareholder
6 who was a holder of record at the close of
7 business on March 3rd, 2008.
8 MR. KENNEDY: Based upon the proxies
9 received to date, a quorum is present and the
10 meeting will proceed.
11 The items in the agenda are, number 1,
12 the election of four Class II directors; number
13 2, the ratification of the appointment of
14 auditors; and number 3, consideration of a
15 proposal that will be submitted by the Teamsters
16 General Fund at this meeting.
17 The question-and-comment period will
18 follow the presentation of these agenda items,
19 and following the question-and-comment period,
20 there will be voting on all agenda items.
21 Mr. Lund of KPMG is attending the
22 meeting by telephone, and Mr. Knopp of KPMG is
23 present at the meeting today.
24 The KPMG representatives are available

1 to respond to appropriate questions from the
2 shareholders. And, Mr. Knopp, will you please
3 stand?
4 MR. KNOPP: Yes.
5 MR. KENNEDY: We will now proceed
6 with the normal business of the meeting. Again,
7 I remind you to hold any question or comments
8 until agenda items have been presented.
9 First item of business on the agenda
10 is the election of four Class II directors for a
11 three-year term to serve until the 2011 annual
12 meeting and until their successors are elected
13 and qualified.
14 The secretary has advised that, under
15 the Company's bylaws, the only persons who have
16 been properly nominated are those nominees listed
17 in the company's proxy statement, Messrs. Murray,
18 Rogers, Schroeder, and White. I, therefore,
19 declare that nominations for directors are
20 closed.
21 The second item of business on the
22 agenda is the ratification of the appointment of
23 independent auditors to examine and report on the
24 financial statements of the Company for the year

Attachment 16

1 2008. The audit committee of the Board of
2 Directors has reappointed KPMG, and it is the
3 Board's unanimous recommendation that the
4 appointment be ratified.
5 The third item of business on the
6 agenda is to consider a proposal to be presented
7 at this meeting. This proposal requests that the
8 Company's Board of Directors be declassified.
9 The Board of Directors has unanimously
10 recommended a vote against this proposal, and the
11 reasons for the Board's recommendation are set
12 forth in the Company's proxy statement.
13 There is a representative of the
14 Teamsters General Fund in attendance who will
15 present the proposal at this time.
16 MR. WILLETT: Thank you. I'm Dan
17 Willett with the Teamsters General Fund.
18 And the proposal that we present is:
19 "Resolved that Con-way Incorporated stockholders
20 urge the Board of Directors take the necessary
21 steps in compliance with state law to declassify
22 the Board for the purpose of director elections.
23 The Board declassification shall be completed in
24 a manner that does not affect the unexpired terms

1 of directors previously elected."
2 Thank you.
3 MR. KENNEDY: Thank you.
4 We will now proceed to the
5 question-and-answer period. I will entertain
6 questions from any share owner. In order to
7 ensure fair treatment to all share owners, our
8 meeting rules provide the questions or comments
9 will be limited to two minutes for each speaker.
10 When you are recognized to speak,
11 please step to the microphone. We ask that,
12 until you are recognized, you remain seated.
13 Before you ask your questions or make any
14 remarks, please state your name and whether you
15 are a share owner or a proxy for a share owner.
16 The floor is now open for your
17 questions and comments. Anyone present who
18 wishes to speak?
19 Mr. Diehl.
20 MR. DIEHL: Thank you.
21 This year I have four questions, and
22 I think I'll get them all in in under two
23 minutes.
24 This one is directed to Ms. Pileggi.

1 During the 2005 annual meeting you stated that
2 the written transcript of the annual stockholders
3 meetings were internal company documents not to
4 be shared with anyone, including stockholders. I
5 recommended changing that policy, and Chairman
6 Kennedy took my recommendations to the Board of
7 Directors and those transcripts are now posted on
8 the company website.
9 However, the Board refuses to post the
10 2005 transcript. The fact that those documents
11 report Chairman Kennedy claiming that the former
12 General Counsel Eb Schmoller's severance payment
13 of $850,000 was not severance but, in fact, stay
14 pay makes concealment of the transcript even more
15 suspect and may be a violation of the Director's
16 Code of Business Ethics.
17 My question is this. Despite what
18 anonymous outside counsel concluded, you're the
19 Company's general counsel. Stay pay and
20 severance pay are clearly two different
21 categories and are listed as such. Company
22 documents show that Eb Schmoller's employment was
23 terminated and the severance agreement stated
24 that it was a compromise settlement of the

1 disputed claims.

2 Why, Ms. Pileggi, did you advise the

3 SEC that Eb Schmoller received severance pay

4 when, in fact, he received stay pay as Keith

5 Kennedy has stated?

6 MR. KENNEDY: Jennifer?

7 MS. PILEGGI: I apologize, Jim. I

8 wasn't able to hear a fair portion of your

9 question.

10 MR. DIEHL: I can repeat it if you

11 like.

12 MS. PILEGGI: Yes. If you could

13 speak closer to a microphone, perhaps.

14 MR. DIEHL: Okay. Reset the clock,

15 please.

16 MR. KENNEDY: Yes.

17 MR. DIEHL: Ms. Pileggi, during the

18 2005 annual meeting, you stated that the written

19 transcripts of the annual stockholders meeting

20 were internal company documents, not to be shared

21 with anyone, including stockholders. I

22 recommended changing that policy, and Chairman

23 Kennedy took my recommendations to the Board of

24 Directors and transcripts are now posted on the

Attachment 16

1 company website.

2 However, the Board refuses to post the

3 2005 transcripts. The fact that those documents

4 record Chairman Kennedy claiming that the former

5 General Counsel Eb Schmoller's severance package

6 of $850,000 was not severance but, in fact, stay

7 pay makes the concealment of this transcript even

8 more suspect and may be a violation of the

9 Director's Code of Business Conduct and Ethics.

10 My question is this. Despite what

11 anonymous outside counsel has concluded, you're

12 the Company's general counsel. Stay pay and

13 severance pay are clearly two different

14 categories and are listed as such. The company

15 documents show Eb Schmoller's employment was

16 terminated, and the severance agreement stated

17 that it was a compromise settlement of disputed

18 claims.

19 Why, Ms. Pileggi, did you advise the

20 SEC that Eb Schmoller received severance pay if,

21 in fact, he received stay pay as Keith Kennedy

22 has stated?

23 MS. PILEGGI: Jim, you understand the

24 difference between stay pay and severance pay,

1 and we talked with you before about the reason
2 why we asked Eb Schmoller to stay at the Company
3 and why we decided to pay him money to stay
4 through 2004 when he could have left in early
5 2004. We had valid business reasons for doing so
6 to get him to stay through the successful
7 conclusion of the sale of Menlo Forwarding to
8 UPS. That is why we wanted him to stay through
9 2004. That's why we decided to pay money and put
10 an agreement to have him do that.
11 MR. DIEHL: I understand that. It's
12 written in several documents. We have discussed
13 this. But that doesn't answer my question. Why
14 did you file with the SEC that it was severance
15 pay and Keith Kennedy says it was stay pay, or
16 why did not -- I'll leave it at that.
17 MR. KENNEDY: Why don't we get back
18 to you, Jim, and we will send you a written
19 answer?
20 MR. DIEHL: With all due respect,
21 I've written, as you know, volumes of this, and
22 your written correspondence that provides any
23 detailed answer can be kept in a single
24 paragraph. Even that response has been vague and

1 not providing any forthright information.

2 MR. KENNEDY: Well, then, our answer

3 is what you just heard from Jennifer. There were

4 reasons to ask Eb to stay. He stayed. He did a

5 successful divestiture of Emery Airlines, which

6 was very beneficial to the Company, and at the

7 end of that, we concluded an agreement and he

8 left. I realize it's called by two different

9 terms. I am a major part of that problem. But

10 it was something where we asked Eb to stay and

11 that was part of the deal.

12 MR. DIEHL: Why don't you list the

13 2005 transcript on the company website?

14 MR. KENNEDY: That's a different

15 question, and that's the question we'll get back

16 to you with an answer.

17 MR. DIEHL: Okay. My second question

18 is also to Ms. Pileggi. It's been reported that,

19 while employed with your company, Eb Schmoller

20 conducted company business with the law firm of

21 Morrison & Foerster, the same firm the Board's

22 audit committee later called upon to investigate

23 Mr. Schmoller regarding a compliance complaint.

24 Will you confirm or deny to the

1 stockholders that Mr. Schmoller has such a
2 relationship with Morrison & Foerster?
3 MS. PILEGGI: . Keith, I can answer
4 this.
5 Jim, we have no information as to Eb's
6 personal relationship with Morrison and Foerster.
7 The Company used Morrison & Foerster on occasion
8 on company business and the Company and the audit
9 committee retained them. The audit committee
10 retained them in this case as well.
11 I have no information, nor does Keith
12 or anyone at the company, as to what Eb did
13 personally.
14 MR. DIEHL: Aside from personal, did
15 he conduct company business with that firm?
16 MS. PILEGGI: Morrison & Foerster on
17 occasion did represent the Company, yes.
18 MR. DIEHL: And Eb Schmoller was the
19 liaison between the company and that law firm?
20 MS. PILEGGI: He may have been in
21 certain situations. There are other people who
22 have authority to hire a law firm.
23 MR. DIEHL: So you don't see a
24 conflict of interest if the same law firm that he

1 dealt with investigated him?
2 MS. PILEGGI: Not necessarily. In
3 this case, we did not.
4 MR. DIEHL: That's your professional
5 opinion as general counsel?
6 MS. PILEGGI: Based on the
7 documentation I have received, yes, we did not
8 think there was a conflict of interest in this
9 case.
10 Keith, can you add anything to that?
11 I don't think there was.
12 MR. KENNEDY: No.
13 MR. DIEHL: So there could be another
14 document that shows a direct --
15 MS. PILEGGI: No. There are no other
16 documents.
17 MR. DIEHL: You knew there isn't?
18 MS. PILEGGI: We went through this
19 entire archive.
20 MR. DIEHL: Thank you.
21 Third question, Ms. Pileggi, regarding
22 the conversation we had at the 2005 shareholders
23 meeting, you indicated that you are familiar with
24 the audit committee's investigation of Eb

1 Schmoller.

2 MS. PILEGGI: Jim, can you please

3 slow down? It's hard for me --

4 MR. KENNEDY: We'll give you the time

5 for your questions, Jim. Don't worry.

6 MR. DIEHL: Regarding the

7 conversation that we had at the 2005 shareholders

8 meeting, you indicated that you are familiar with

9 the audit committee investigation of Eb Schmoller

10 related to his duties as company compliance

11 officer, a responsibility you now have. You

12 indicated that you believed the Board was correct

13 to exonerate Mr. Schmoller and you believe that

14 Mr. Schmoller acted properly in his capacity as

15 company compliance officer.

16 My question is, after two years of

17 added experience as the Company's compliance

18 officer, do you still believe the Board acted

19 properly, came to the correct conclusion, and

20 Mr. Schmoller fulfilled his compliance officer

21 responsibilities as prescribed by company policy?

22 MS. PILEGGI: Yes, I do.

23 MR. DIEHL: Thank you.

24 The last question, Ms. Pileggi, since

1 you are familiar with the Schmoller
2 investigation, you know that Nancy Asbill, one of
3 your senior staff attorneys, provided information
4 to the state of Florida that extricated
5 Mr. Schmoller from testifying in a state civil
6 hearing.
7 As general counsel, is it your
8 judgment that Ms. Asbill provided honest
9 information to the state of Florida in that case
10 or something else?
11 MS. PILEGGI: I think she provided
12 honest and accurate information.
13 MR. DIEHL: Thank you.
14 Thank you, Mr. Chairman.
15 MR. KENNEDY: Thank you, Jim.
16 Are there any other questions or
17 comments to come before the meeting?
18 Hearing none, we will now proceed to
19 the voting on the agenda items. The polls are
20 now open.
21 Is there anyone present who would like
22 to vote by ballot? If so, please raise your hand
23 and you will be given a ballot.
24 I have no hands, so we will turn all

1 proxies and ballots over to The Bank of New York
2 Mellon as inspectors of election.
3 I see no further ballots. So I
4 declare the polls closed for each of the matters
5 voted on.
6 Ms. Pileggi, would you now report on
7 the results of the voting of the three agenda
8 items?
9 MS. PILEGGI: Yes, I will.
10 Based on the current tally, the
11 Company's shareholders have voted to elect the
12 four nominated directors and to ratify the
13 appointment of KPMG as the Company's auditors. A
14 majority of the outstanding shares have voted in
15 favor of the shareholder proposal.
16 MR. KENNEDY: Thank you.
17 This concludes the meeting, and I now
18 declare this meeting adjourned.
19 Thank you all for attending.
20 (Which was all the proceedings had on
21 the date aforesaid.)
22
23
24

Con-way Inc.
2855 Campus Drive
Suite 300
San Mateo, CA 94403, Inc.

May 10, 2007

Dear Ms. Pileggi,

On December 14, 2004, Keith Kennedy, on behalf of the Company, entered into a Severance Agreement with Eberhard Schmoller. That same day Mr. Kennedy announced that you would be replacing Mr. Schmoller as Senior VP, General Counsel.

As Secretary for the Corporation, you signed your first Proxy Statement on March 21, 2005. On page 19, of that statement, under, 1 Summary Compensation Table (10) (d), you listed "Severance payment to Mr. Schmoller of $850,000." On the following line after (e) you listed "Stay Pay to Mr. Stotlar $94,000."

On April 19, 2005 you attended your first Annual Meeting as Secretary. You may recall that we spoke in private before the start of that meeting. During the Q&A portion of that meeting, you heard me ask Mr. Kennedy questions regarding Mr. Schmoller's severance payment and Mr. Stotlar's stay pay. You also heard Mr. Kennedy state that Mr. Schmoller's $850,000.00 in severance, was not actually severance pay, but stay pay. You did not speak up or otherwise confer with Mr. Kennedy regarding his statement.

By remaining silent, it appeared that you did not disagree with Mr. Kennedy's explanation of Mr. Schmoller payment, otherwise you would have had a responsibility to correct him in order for him not to provide false information to shareholders.

Is it your professional opinion that Mr. Kennedy was correct in stating that Mr. Schmoller received stay pay and not severance pay?

If Mr. Kennedy made a true statement regarding that $850,000.00 payment, would you please explain why you listed it as severance, rather than stay pay in that proxy statement, which was the first such statement that you had the opportunity to send to the Securities and Exchange Commission?

During our discussion before the start of that meeting you also stated that you had read and understood the issues involving a complaint that I had filed against Mr. Schmoller with the Board of Directors. In that complaint I alleged that Mr. Schmoller's failed to fulfill his responsibilities as the Company's Compliance Officer. You also advised that you were aware of the Board's investigative findings.

You indicated that you believed that Mr. Schmoller handled his compliance responsibilities correctly as they applied in my case. You also indicated that you believed that the Audit Committee, the Committee that conducted the Schmoller investigation acted properly and came to the right conclusion.

At that time you had only been the Company's Compliant Officer for a few months, and likely had not been required to act in that official capacity. Now that you have had two additional years of experiences, do you still believe that Mr. Schmoller carried out his compliance officer's responsibilities properly? If an issue similar to mine were to develop tomorrow, would you follow Mr. Schmoller's lead and act in a similar fashion?

There is no need for you to include in your response an indignant narration of how Con-way takes business ethics extremely seriously and point to your Code of Business Ethics. Please, Ethic Codes were in place in 2001 as well, and we know how Messrs Schmoller, Wayman, Kennedy and other executives/board members regarded them. The fact that you defended your executives in their handling of this entire ethics complaint doesn't instill confidence that a Con-way employee reporting suspected wrongdoing today would receive any different treatment.

I have three additional questions that I discussed with Mr. Stotlar after this year's annual meeting but did not receive an answer. I believe you have the answers to these questions.

Morrison & Foerster LLP provided legal services to the Board's audit committee during its investigation of Mr. Schmoller. Did Mr. Schmoller utilize any services or had any dealings with of Morrison & Foerster during his employment at CF Inc and or CNF Inc?

Additionally, H-P has admitted to surreptitiously using electronic and other unethical practices to gain unauthorized information from certain individuals during their board-room leak investigation know as the "Kona I" and "Kona II investigation." Robert Wayman was on the H-P Board and was their CFO during that time. As you know, Mr. Wayman was also on Con-way's board of directors that investigated Mr. Schmoller subsequent to his termination.

With that in mind, has anyone with the Company (Con-way /CNF) including any of its board members, their attorneys, or their agents of any kind acting on behalf of the Company/board conducted the following operations?

1. Downloaded key-logger or any other type covert software onto any stockholder's computer?

2. Conducted any type of covert investigation on a stockholder without their knowledge?

I look forward to receiving your response to these questions.

In accordance with Company established procedures for communicating with Board Members, please distribute copies of this letter to all board members.

Sincerely,



James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

cc: Doug Stotlar
Con-way Board of Directors

Attachment 19



JENNIFER W. PILEGGI
Senior Vice President, General Counsel
and Secretary

January 25, 2005

By Mail

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Re: *CNF Inc.*

Dear Mr. Diehl:

Keith Kennedy has asked me to respond to your letter of January 3, 2005, which you addressed to him and copied to me with a request that I forward a copy to the Audit Committee.

Your allegations have been the subject of repeated investigations within CNF and by independent outside counsel retained by the Audit Committee. By letter dated July 1, 2004, the Audit Committee's outside counsel advised you, based on counsel's investigation and report, that the Audit Committee had concluded that there was no credible evidence that then General Counsel Eberhard Schmoller failed to take appropriate action in response to the matters that you had raised. Your January 3 letter does not set forth any new evidence in support of those allegations.

The Audit Committee continues to believe that it has acted appropriately in addressing your allegations. While I fully appreciate that you are disappointed, your latest letter does not offer anything that represents grounds for the Audit Committee to reconsider its conclusions regarding your allegations against Mr. Schmoller.

After reviewing your most recent letter, the Audit Committee continues to regard this matter as closed. Dr. Kennedy accordingly respectfully declines your invitation for a meeting.

Sincerely,

Jennifer W. Pileggi

cc: W. Keith Kennedy, Jr.
CNF Audit Committee

JWP:cg
3jwp

Attachment 20

CNF, Inc.
3240 Hillview Ave.
Palo Alto, CA 94304

June 6, 2005

Dear Dr. Kennedy:

During a recent meeting with Tom Sheets, I learned that Morrison & Foerster had a documented long-term business relationship with CNF Inc. the Company and its legal liaison Eb Schmoller. Tom also advised that he had met with Paul Flum and confronted Paul regarding the conflict of interest aspects of Morrison & Foerster conducting legal work for the Company's independent Board concerning the activities of certain Company executives. Tom being the resourceful investigator that he is had acquired a document that substantiates this fact and presented it to a somewhat surprised Paul Flum during that meeting. This detail although new to me, must be common knowledge to the Board.

This additional information provides even more clarity as to the Board's true intentions from the onset, and supports my recent complaint against the Board's Audit Committee as outlined in my April 5, 2005 letter to you and the Board

Sincerely,



James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Cc: Board of Directors

Attachment 21



JENNIFER W. PILEGGI
Senior Vice President, General Counsel
and Secretary

July 8, 2005

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Diehl:

The Board of Directors (the "Board") of CNF Inc. (the "Company") has instructed me to inform you that it has reviewed your correspondence of April 5, May 11 and June 6, 2005 and, in connection with the matters raised therein, has concluded that no further action is required to be taken by the Company or the Board at this time.

Very truly yours,

Jennifer W. Pileggi

cc: W. Keith Kennedy, Jr.
Douglas W. Stotlar

Attachment 22

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

May 1, 2008

Con-way Inc.
W. Keith Kennedy, Chairman
2855 Campus Drive
Suite 300
San Mateo, CA
94403

Dear Chairman Kennedy,

You and Jennifer Pileggi, Senior Vice President General Counsel and Corporate Secretary were unable to attend the 2007 annual meeting due to weather/flight delays. Ms. Pileggi also missed the 2008 meeting due to an illness. Also missing from the 2008 meeting was Doug Stotlar, CEO.

Company policy states that both the Chairman and the CEO will attend annual meetings in person. Mr. Stotlar missed this years meeting in order to accept an invitation from President Bush to participate in a leadership conference being held in New Orleans.

For the past four years I have taken the time and at my expense to attend the shareholders meetings in person, even when other issues were pressing. I won't second-guess Mr. Stotlar decision to skip attending this year's meeting at this time. However, these absences are making it difficult to communicate with the Company effectively.

Annual meetings provide shareholders the opportunity, if only for a few minutes, to submit questions to the Company that otherwise would likely go unanswered. For an example, the four questions that I had asked at this years meeting had been submitted to the Company previously. The Company chose not to answer or even acknowledge the those questions except for a slight and vague reference to one of those questions.

Asking questions of, and receiving answers from, executives participating electronically via conference calls during the question and answer session is burdensome, ineffective and difficult to fully capture what the other person is trying to convey in a precise manner.

During the Company's 2006 annual meeting I asked you the question; why does the Company not make available to its shareholders, transcripts of its annual meetings. You asked Ms. Pileggi to answer that question. Ms. Pileggi stated; " We maintain that that is an internal company record of an internal company document and do not shared it externally."

I suggested posting the transcripts on the Company's website in order to provide shareholders easy access to that document.

Chairman Kennedy, you took my recommendation to the Board and they agreed, the 2006 and 2007 transcripts are now posted on Con-way.com. Thank you and your Board for making that change. I also look forward to reviewing the 2008 version when it is posted. Hopefully the Company will post it to their site in the next few days.

I also look forward to the posting of the 2005 meeting transcript, or your explanation for keeping that transcript off the Company's website and away from shareholders.

During the 2006 meeting I also proposed that the Company broadcast their annual meeting as a web-cast, like many other companies do. However, the Board chose not to incorporate audio/video web casting into their shareholder meetings. In light of the recent attendance difficulties experienced by directors, executives, along with adapting available technologies and in furtherance of improving communications with shareholders, the time appears right for the Company to web-cast (audio/video) its annual meetings.

In addition to broadcasting the actual meeting, contingency plans should be instituted to provide web-casting capabilities from the Company headquarters, or any other location where the CEO and/or the Chairman might be required to participate from, in the event that circumstances prevent their attendance in person. Perhaps the Company currently has video conferencing capabilities in place at its head quarters. I'm sure the Company's IT department can arrange it quite easily.

Although the recommendations that I am making are worthy and appropriate to be included as a Shareholder Proposal in the 2009 Proxy Statement, I first wanted to present them to you and the Board for consideration, well in advance of the Shareholder Proposal submission deadline.

In addition to the web-cast suggestion, there are two additional recommendations, which I am considering submitting as shareholder proposals, which are listed below.

One: Add the position of General Counsel and Corporate Secretary to the policy dictating required attendance of annual meetings.

Two: Change Annual Meeting policies that limit shareholders speaking time from two minutes, to a reasonable amount of time for attending shareholders to submit questions to participating Company officials.

After considering these proposal, please let me knows your thoughts regarding implementing these changes. I look forward to hearing from you real soon.

Sincerely,



James M. Diehl

Cc: Douglas W. Stotlar

Attachment 23

Con-way.

Jennifer W. Pileggi
Senior Vice President, General Counsel
and Secretary

May 13, 2008

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Diehl,

I received your letters dated May 1, 2008 to Keith Kennedy, Douglas Stotlar and me. I was traveling on business last week and wanted to wait to respond until I returned to the office, but I have now given copies of the letters to both Keith and Doug.

Please be advised that the transcript of the 2008 annual shareholder meeting has been posted on our website, and we will be posting the transcript of the 2005 annual meeting on the website shortly. We will consider your other suggestions later in the year as we plan for the 2009 annual meeting.

Very truly yours,



Jennifer W. Pileggi

cc: W. Keith Kennedy, Jr.
Douglas W. Stotlar

April 17, 2004

3240 Hillview Ave.

Palo Alto, CA 94304

Dear Audit Committee,

Does the Committee believe Mr. Schmoller will be permitted to remain in his current position when Chapter Eight Section (b)(3) takes effect later this year?

When I filed a complaint with the Board last year regarding Mr. Schmoller's actions involving his responsibilities as the Compliance Officer, I had hoped that a fair and critical review would be conducted.

On July 31, 2003 Mr. Flum, with Morrison & Foerster sent a message advising me that the Audit Committee had concluded its investigation of my allegation of Mr. Schmoller. Mr. Flum did not provide any results of this investigation. Mr. Flum did relay the Committee's gratitude for my bringing this matter to the Board's attention and thanked me for my cooperation. In the context of this entire matter, I feel the Committee's regards of Thanks & Gratitude was disingenuous for a number of reasons. That relayed message also made it clear to me where the Committee stood.

Considering the Committee response and having a thorough understanding of the entire matter, I question the process that was used to conduct this investigation. I also question the sincerity of the many documents published by the Company that speaks to creating a culture of high ethical standards, and fair dealing practices.

Having waited for further communications from the Committee and receiving none, I wrote to Mr. Quesnel. I requested the results of the Committee's investigation. On February 20, 2004 David Slate, Mr. Schmoller's subordinate attorney, informed me that the Audit Committee had received Mr. Flum's report and concluded that "there was no credible evidence that Eberhard Schmoller failed to take appropriate action" concerning matters in my April 3, 2003 letter to the Board. After reading the vaguely written letter, I must ask some questions of the Committee. I will also include new information concerning certain policies, regulation details to provide background and support my position.

The Director's Code of Business Conduct and Ethics states: Directors are expected to dedicate their best efforts to advancing the Company's interests and to make decisions that affect the Company based on the Company's best interests and independent of outside influences. Does the Committee believe that if they had substantiated my allegations against Mr. Schmoller, they would have violated their Code of Ethics in some way?

This Code also states: Directors should endeavor to deal fairly with the Company's customers, suppliers, competitors and employees and should never take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

In the Company's Code of Ethics for Chief Executive and Senior Financial Officers it describes a profound conviction for maintaining a high ethical standard, and that "as a Senior Officer, you must not only comply with applicable law. You must also engage in and promote honest and ethical conduct and abide by the Code of Business Ethics and other Company policies and procedures that govern the conduct of our business. Your leadership responsibilities include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns."

As you know this Code of Ethics for Directors along with the Code for Chief Executive and Senior Financial Officer and a third Code for Employees grew out of the Sentencing Guidelines for Organizations and promulgated by the United States Sentencing Commission.

April 8, 2004 the United States Sentencing Commission voted on and passed a number of comprehensive amendments to Chapter Eight. These amendments are intended to provide greater guidance to organizations regarding the criteria for an effective program to prevent violations of the law. According to the USSC, these amendments will pass through Congress in a few months, and become law later this year.

These new amendments provide at subsection (b)(2) that the organization's governing authority (Board of Directors) shall be knowledgeable about the content and operation of the program to prevent and detect violations of the law and shall exercise reasonable oversight with respect to the implementation and effectiveness of the program.

Amendment (b)(3) is particularly relevant. Subsection (b)(3) replaced the prior subsection requirement that substantial authority personnel be screened for their "propensity to engage in violations of law", with a requirement that the organizations "**use reasonable efforts and due diligence not to include within the substantial authority personnel any individual whom the organization knew, or should have known has a history of engaging in violations of law or other conduct inconsistent with an effective program.**" Note: violations of law as defined for (b)(3) as criminal, non-criminal including regulation.

The Company's Code for Employees advises that CNF's General Counsel has been appointed the Company's Compliance Officer, and it is the General Counsel's responsibility to oversee compliance with the Code, including implementation and administration. The General Counsel is responsible for interpreting the rules and guidelines contained in the Code with respect to specific situations in which questions might arise. Issues related to this line, in that Code will be addressed later in this letter.

Sarbanes – Oxley Act of 2002, along with new rules enacted by the Securities and Exchange Commission and adopted by the New York Stock Exchange currently mandate greater oversight responsibilities of Audit Committees. As a holder of CNF stock with personal interest in how the Company is managed, I am asking a few questions. The questions of the Committee involve their oversight responsibilities concerning company policies, internal controls, internal auditing as outlined in the Company's Proxy Statement.

The Company's Charter of the Audit Committee of the Board of Directors states "Each member of the Committee shall be qualified to serve on the Committee pursuant to, and the composition of the Committee shall otherwise comply with, the requirements of the New York Stock Exchange". Clearly the Audit Committee members are experienced in the field of auditing, internal controls and can state their opinions concerning actual documents presented to them concerning these issues.

My questions are not hypothetical. They involve the Committee's oversight responsibilities as required by NYSE under Section 303A. In the spirit of fair dealing and transparency I ask the Committee to provide comprehensive answers.

SEC and NYSE rules permit Audit Committees to commission outside advisors, such as Mr. Flum, whom the Committee used to investigate my complaint. However, NYSE Corporate Governance Rule, Section 303A.07 advises Audit Committees can not abdicate their oversight responsibilities to others.

In the Directors' Code of Business conduct and Ethics it states in part, "A Director's obligation to conduct business in an honest and ethical manner and, Directors should endeavor to deal fairly, and should never take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice."

I would ask, does the Committee believe Mr. Schmoller will be permitted to remain in his current position as the Company's Secretary/General Counsel, and Compliance Officer when Chapter Eight Section (b)(3) takes effect later this year?

Regardless of Committees findings that Mr. Slate cited, I am confident that an impartial examination would find that Mr. Schmoller failed to fulfill fiduciary duty as Compliance Officer when he refused my plea for his assistance from retaliation as required, or failed by knowing abdicating his compliance responsibility to an unqualified/ineffective person as it relates to my case.

Did the Audit Committee actually read my original letter and review the supporting documents that I sent to the Board, or was it only sent to the Committee's counsel, Mr. Flum? If the Committee relied only on Mr. Flum's report and did not give any first-hand consideration to documents that I provided, does the Committee believe that NYSE Corporate Governance Rule, Section 303A.07 was followed?

Does the Committee take the position that Mr. Flum's report is privileged information between the Committee and its attorney, and therefore will not release it?

If the Committee will not release that report, did the Committee retain that report along with all documentation included internal audit reportSP01-340 that I caused to be initiated and other documents that I supplied the Committee, any other documents that the Committee and Mr. Flum acquired during the course of this examination as required by regulation and outlined in the Charter of the Audit Committee of the Board of Directors, under: Miscellaneous (l)?

Did the Audit Committee refer any section of my complaint or audit report SP01-340 to the Company's external auditors for independent review of all of the facts and circumstances?

If not, would it not be prudent of the Committee to refer audit report SP01-340 to the Company's outside auditor for an in-depth inquiry?

Did the Committee determine that Mr. Schmoller was not aware of my request for his assistance as the Company's Compliance Officer? Or: Did the Committee determine that Mr. Schmoller was aware of my request and took appropriate action, and if so, what action does the Committee believe Mr. Schmoller took?

I've resisted including an archive of historical data and documents with this letter, and there are many, however, I must include a few details in the event they did not make it into Mr. Flum's report.

During our meeting Mr. Flum gave me the distinct impression by his questions that: 1. Mr. Schmoller was not aware of my request for his assistance concerning retaliation. 2. That Mr. Schmoller was not aware that I was assisting internal audit in the fall of 2001. 3. That I was persona non grata concerning by assistance to the audit's investigations that resulted in SP01-340. A few days after the meeting I provided Mr. Flum with additional documents that would correct any of those misperception. Mr. Flum had no additional questions subsequent to our meeting.

One specific e-mail message that I provided Mr. Flum was from Dave Andersen, Director of H.R. stating: "Jim, Eb received your letter of September 6th [5th] and asked me to contact you regarding the allegations raised in your letter" In speaking with Mr. Andersen about content of my letter to Mr. Schmoller, Mr. Andersen did not comprehend or wish to factor in the compliance/retaliation aspect of the situation and only focused on my recent order to accept a transfer to Atlanta, GA, or resign. Mr. Andersen disregarded any aspect of my reference to the Compliance Program and the issues involving my meeting with Mr. Schmoller and advised that Director Sheets has the right to transfer me and I could take it or quit.

Mr. Andersen provided no other assistance to me, however he did dispatch one of his subordinate to witness my termination, on December 14, 2001.

Mr. Schmoller has never contacted me telephonically, e-mail, or by any other means.

Greg Quesnel's letter introducing the Code stated in part: "The Code of Business Ethics embodies ethical guidelines to apply in your day-to-day business dealings on behalf of the company. It has been prepared by our General Counsel under my direction as a general guide on ethical business conduct."

The Code states the following in bold print on two separate occasions to emphasize the Company's position: **Company policy strictly forbids retaliation against an employee for making a good faith report of suspected wrongdoing.** The policy is identical to the prior policy.

If the Company maintains a policy that strictly forbids retaliation against an employee for making a good faith report of suspected wrongdoing, how does the Committee reconcile these facts?:

- I came forward and made a good faith report(s) of suspected wrongdoing by Mr. Sheets to Mr. Schmoller, and later to internal audit

- I was terminated by Mr. Sheets weeks after Mr. Sheets learned that I was assisting internal audit with an investigation of an costly contract that he had originally developed with a fellow employee

As an independent oversight Audit Committee, and if having a first-hand understanding of this matter does the Committee believe that Mr. Schmoller did in fact fulfill his fiduciary duties, has a documented history of enforcing that code and its prior codes in letter and spirit?

In the course of your Committee business and in complying with NYSE rule 303A 7 (e) did the Committee ask the internal auditors that were involved with audit report SP01-340, direct questions concerning the content of there report or the removal of certain details that were contained in earlier draft copies, or any question concerning my assistance to them?

Audit report SP01-340 focused on a contract that Mr. Schmoller had authorized. The draft copies I provided you listed a number of questionable details concerning excessive cost and the development of this contract with a Company employee prior to his resignation. Mr. Schmoller was the direct reporting authority over Audit during this investigation. Does the Committee have any concerns that a real or perceived pressure may have be placed on the audit team to state the fact of their case in such a way that would down-play the severity of issues listed in their report, or other redacting of content?

Audit report SP01-340 draft copy dated 11/09/01 stated under heading: Potentially Excessive Alarm System Monitoring Service Cost "This information was provided in-part to CNF legal counsel in 1999 however to IIX (Internal Audit) knowledge no action was taken. Again with regards to rule 303A 7 (e): Did the Committee ask Mr. Schmoller any direct questions concerning my allegations, such as our meeting, any written or verbal communications between us?

Did the Committee determine from Mr. Schmoller why he did not pursue an investigation through internal audit after I provided him with details during our meeting in September of 1999, as would have been required by Company policy?

In carrying out the duties and responsibilities of the Committee as stated in section IV (g) of the Company's Charter of the Audit Committee of the Board of Directors, did the Committee discuss with internal audit improving procedures to ensure that information provided to the Company concerning ethical issues are investigated properly, promptly and without any interference?

Has the Board considered establishing a Qualified Legal Compliance Committee as defined in SEC 205.2(k)? Does the Committee believe that the Company would benefit by having such a Committee to rely on in the event that a situation arises, similar to what the SEC noted in section 205.3(b) (4)?

Under the Government Investigations section 1. of the current Employees' Code of Business Conduct and Ethics it states: Company Guidelines to Cooperate. It is the policy of the company to cooperate fully with any governmental investigation, regardless of whether such investigation involves alleged or suspected violation of civil or criminal laws. No employee should ever; lie or make any misleading statements to any government investigator, or in any deposition or other testimony.

Section 205.3 (a) contained in SEC's rules concerning Implementation of Standards of Professional Conduct for Attorneys it states: Representing an Issuer. An attorney appearing and practicing before the Commission in the representation of an issuer owes his or her professional and ethical duties to the issuer as an organization. That the attorney may work with and advise the issuer's officers, directors, or employees in the course of representing the issuer does not make such individuals the attorney's clients.

CNF's Senior Attorney, Nancy Asbil's sent a letter to the State of Florida and it was included in my original letter to the Board under tab 19.. Here are three assertions from that letter along with my comments.:

Asbil: "Mr. Schmoller is not employed by CNF Service Company...."

Fact: Mr. Schmoller is an officer of CNF Service Company Inc. holding the title of Secretary. Additionally, according to Pat Fossenier, Director of Investor Relations, senior executive officers delegated Chutta Ratnathicam's official responsibility as CNFSC President to Mr. Schmoller, on an ad hoc basis for some length of time.

Asbil: Mr. Schmoller "is not the custodian of the requested records, (audit report SP01-340)."

Fact: Audit report SP01-340 was addressed "To:" only one person, E. Schmoller.

Asbil: "Mr. Schmoller is the general counsel of CNF, and all testimony, if any, he could otherwise provide concerning Mr. Diehl's unemployment claim is protected by the attorney-client privilege.

Fact: SEC regulation 205.3(a) state: Attorneys may work with and advise the issuer's officers, directors, or employees in the course of representing the issuer does not make such individuals the attorney's clients.

With regard to SEC Section 205.3; and perhaps 205.4 and 205.5, rule, and your own view as audit experts, does the Committee believe that Ms. Asbil provided misleading information to the State of Florida?

If I had been actually terminated for the reasons listed on my termination letter or for the other reasons listed in a supplemental document provided to the State of Florida you would not have heard from me. However, I followed Company policy, did what the Company expected and required, if not what certain executives wanted. Additionally, if this situation took place after the SOX Act of 2002 there would have been a different, quicker outcome. I believe that speaks to the veracity of the Company's statements listed in their Compliance Policy at the time. With new Federal regulations in place and more on the way, and having dealt with Mr. Schmoller action concerning this situation, perhaps that the Company may do a better job and deal more responsibly with Ethics issues.

Having stated that possibility, one section in the new Code is troublesome and could lead to more problems in having a truly comprehensive Ethics program. In preparing the new: Employee's Code of Business Conduct and Ethics, the Mr. Schmoller inserted some wiggle-room, where a line in that Code reads: "**The General Counsel is responsible for interpreting the rules and guidelines contained in the Code with respect to specific situations in which questions might arise.**" That line in the Code would give Mr. Schmoller great discretionary authority regarding <u>any</u> situation brought before him. In my dealing with Mr. Schmoller and the Company concerning issues of this type, I don't believe that is a prudent policy. Perhaps situations similar to this entire matter was the rationale behind the USSC amendment (b)(3).when the states; organizations "use reasonable efforts and due diligence not to include within the substantial authority personnel any individual whom the organization knew, or should have known has a history of engaging in violations of law or other conduct inconsistent with an effective program."

As a stockholder, I believe a better approach would be to establishing a Qualified Legal Compliance Committee as defined in SEC 205.2(k).

April 9, 2004, Mr. Slate informed me that the Company would no longer respond to my request for information concerning CNF from Mr. Fossenier. Mr. Slate misinterpreted my request for certain details and suspected that I was using Mr. Fossenier as a side-door egress to gain access to Discovery material. In a candid reply to Mr. Slate I advised him that I am not currently, and do not expect to file an action against CNF et al. It is not because I wasn't unjustly terminated, because I was. It is not because the Company did not provided misleading (at best) information to the state concerning my unemployment benefits, because they did. And it's not because Mr. Schmoller fulfilled his responsibility as the Company's Compliance Officer and intervened to prevent a retaliatory act from taking place, because he did not. The only reason is that "At Will" employment statutes favor employers, not employee. With that option off the table for the most part, I decided to present that truth and the facts to the Company/Board and hope they respond in a manner fitting of the type of company they portray themselves to be in their proclamations, of conducting business in accordance with High Ethical Standards... However, despite the facts, the Audit Committee chose to exonerate their confrere.

One final question of the Committee: Does the Committee believe that this matter could not have been handled any worse, at every junction by the Company/Management, than if it tried?

As reported in an article today by Andrew Countryman with the Chicago Tribune reads; Alan Greenspan joined the chorus of leaders urging corporate America to clean up its governance, warning that firms with tarnished reputation pay a steep price. "But corporate scandals of recent years have clearly shown that the plethora of law of the past century have not eliminated the less savory side of human behavior. Rules cannot substitute for character." Such malfeasance, he said, could have widespread repercussions. Countryman goes on the write; although the Sarbanes-Oxley governance law and other regulations have been enacted to address corporate scandals, Greenspan joins many other officials in saying the real solution lies within firms themselves.

I ask the Committee to reexamine this issue and submit to the Company's external auditor for a comprehensive, impartial and transparent review. After a review, the Committee may see more clearly what took place and recognize the Company has error in this case. Or perhaps the Board could issue their version of a summary judgment and move forward and take corrective action.

Unlike the Company, I harbor no animosity with anyone connected to the Company, regardless of their past actions, however I will pursue all legitimate, corrective action in a civil, courteous and professional manner to right this wrong.

Sincerely,



James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

cc: Dr. Kennedy, Mr. Quesnel

Attachment 25



W. KEITH KENNEDY JR
Chairman of the Board

April 26, 2004

Mr. James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Jim,

As promised, I handed your letter of April 17th as well as your letter that I received on April 22nd to each member of the Audit Committee during their meeting today. I asked each of them to review the letters and then discuss them at the next Audit Committee meeting.

Regards,

Keith

3240 HILLVIEW AVENUE, PALO ALTO, CA 94304 (650) 494-2900 (650) 858 0538 FAX

Attachment 26

FORMER COMPANY:
FORMER CONFORMED NAME: CONSOLIDATED FREIGHTWAYS INC
DATE OF NAME CHANGE: 19920703

</SEC-HEADER>
<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>dec14_8k2.txt
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

December 14, 2004

Date of Report (Date of earliest event reported)

CNF Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-5046	94-1444798
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3240 Hillview Avenue, Palo Alto, California 94304

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(650) 494-2900

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to

Attachment 26

simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 14, 2004, Eberhard G. H. Schmoller, who is retiring as Senior Vice President, General Counsel and Corporate Secretary of CNF Inc., entered into a Severance Agreement and Release with CNF. A copy of the Severance Agreement and Release is filed with this report as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Severance Agreement and Release is qualified in its entirety by reference to such exhibit.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On December 14, 2004, CNF Inc. issued a press release announcing that Jennifer Rosenfeld Pileggi has been named Senior Vice President, General Counsel and Corporate Secretary of CNF Inc., effective December 28, 2004, succeeding Eberhard G. H. Schmoller, who is retiring. A copy of the press release is filed with this report as Exhibit 99.2 and is incorporated herein by reference. The foregoing description of the press release is qualified in its entirety by reference to such exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

December 14, 2004.

CNF Inc.
(Registrant)

/s/ Chutta Ratnathicam

Chutta Ratnathicam
Chief Financial Officer

Attachment 26

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Severance Agreement and Release dated December 14, 2004 between Eberhard G.H. Schmoller and CNF Inc.
Exhibit 99.2	Press release dated December 14, 2004 announcing that Jennifer Rosenfeld Pileggi has been named Senior Vice President,General Counsel and Corporate Secretary of CNF Inc., succeeding Eberhard G. H. Schmoller.

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-99
<SEQUENCE>2
<FILENAME>dec8k12.txt
<TEXT>

EXHIBIT 99.2

3240 HILLVIEW AVENUE, PALO ALTO, CA 94304-1297 (650) 494-2900 NEWS RELEASE

Contacts:

Investors - Patrick Fossenier
(650) 813-5353

Media - Jim Allen
(650) 813-5335

JENNIFER ROSENFELD PILEGGI NAMED CNF SVP AND GENERAL COUNSEL

PALO ALTO, Calif. - Dec. 14, 2004 - Jennifer Rosenfeld Pileggi has been named Senior Vice President, General Counsel and Corporate Secretary of CNF Inc. (NYSE:CNF), it was announced today.

Ms. Pileggi, whose appointment becomes effective on Dec. 28, succeeds Eberhard G.H. Schmoller, who is retiring after 30 years with the company, the last 11 of which were as senior vice president and general counsel.

"Jennifer Pileggi is a talented lawyer with a great understanding of the

Attachment 26

company and deep respect for integrity and the law," said W. Keith Kennedy, chairman of the Board of Directors and interim Chief Executive Officer, in announcing Ms. Pileggi's new position. "We are pleased to promote Jennifer as the company's top legal officer."

"On behalf of all CNF employees, the Board wishes Eb the very best in his retirement after serving the company with distinction,'' Kennedy said.

As the company's top attorney, Ms. Pileggi will manage the company's legal staff and will be responsible for securities law and corporate governance compliance, financial transactions and general corporate matters.

Ms. Pileggi, 40, is a graduate of Yale University, where she earned a degree in art history and New York University School of Law, where she achieved a juris doctorate degree.

Ms. Pileggi joined CNF's subsidiary Menlo Logistics in 1996 as corporate counsel and was promoted to vice president in 1999. She was promoted to vice president and corporate counsel of Menlo Worldwide, also a subsidiary of CNF, in 2003. Prior to that, she was an associate attorney with the San Francisco law firms of Marron, Reid & Sheehy and Heller, Ehrman, White & McAuliffe.

CNF Inc. is a $5.1 billion management company of global supply chain services with businesses in regional trucking, air freight, ocean freight, customs brokerage, global logistics management and trailer manufacturing.

# # #

</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-99
<SEQUENCE>3
<FILENAME>eb8k.txt
<TEXT>
Exhibit 99.1

Attachment 26

SEVERANCE AGREEMENT AND RELEASE

This Severance Agreement and Release ("Agreement") is between CNF Inc. ("Company") and Eberhard G. H. Schmoller ("Executive"). The parties agree that the effective date of this Agreement ("Effective Date") shall be as provided in Section 7, below.

WHEREAS Executive informed Company during the early part of 2004 that he was planning to retire;

WHEREAS Company requested that Executive delay his retirement to a date agreeable to Company to assist Company in achieving certain objectives, with a general understanding that upon completion of Company's assignments, Company would negotiate with Executive to reach agreement on an acceptable severance arrangement;

WHEREAS Executive delayed his retirement at Company's request and performed to Company's full satisfaction;

WHEREAS, following Executive's performance to Company's full satisfaction, Company and Executive engaged in negotiations and concluded an agreement for severance benefits to be provided by Company in consideration of Executive's performance and delayed retirement; and

WHEREAS Executive has now decided to retire before the end of 2004;

NOW THEREFORE, in consideration of the foregoing, the parties agree as follows:

1. Compensation to Executive. Company shall provide to Executive:

   a. A special severance payment in the total gross amount of Eight Hundred Fifty Thousand dollars ($850,000), less withholdings required by law, payable in a lump sum through Company's payroll system, through direct deposit to Executive's designated bank account, on or before December 27, 2004;

   b. Transfer of title of the automobile provided by Company for Executive's use, as soon as practicable following the Effective Date; provided, however, that Executive shall be responsible for all licensing, registration and other such fees and costs associated with such transfer, as well as any income tax attributable to Executive as a result of the transfer of such title; and

   c. COBRA notice within the time required by law following Executive's last day on Company's payroll.

The parties agree that, except as expressly provided herein, nothing in this Agreement shall be construed to limit, diminish, enlarge, or otherwise modify any rights Executive has under Company's vacation/PTO policies as well as Company's retirement plans, supplemental excess retirement plan, health plan, life insurance plans, long term care insurance plan, existing compensation plans, or discontinued plans in which Executive was a participant, but as to which Executive retains rights, including Company's: Value Management Plan for the three-year cycles ending December 31, 2004, December 31, 2005, and December 31, 2006; Deferred Compensation Plan for the years 1993 through 2004, inclusive; Stock Appreciation Rights Plan; Long Term Incentive Plan of 1988; and 1997 Equity and Incentive Plan, and equity grants thereunder.

2. Commitments by Executive. Executive agrees that:

a. He will not at any time, without the prior written consent of Company, either directly or indirectly use, divulge or communicate to any person or entity, in any manner, any privileged, confidential, or proprietary information of any kind concerning any matters affecting or relating to Company's or its subsidiaries' or affiliates' business, except if the disclosure (i) is required by law or (ii) disclosure involves information which had been lawfully revealed to Executive by a third party having no attorney-client or other confidentiality obligation to Company. This prohibition against disclosure includes, but is not limited to, Company's, and its affiliates' legal matters, technical data, systems and programs, financial and planning data, business development or strategic plans or data, marketing strategies, software development, product development, pricing, customer information, trade secrets, personnel information, and other privileged or confidential business information. Executive agrees to take every reasonable step to protect such privileged, confidential, or proprietary information from being disclosed to third parties. If Executive is required, or believes he may be required to disclose such privileged, confidential, or proprietary information pursuant to subpoena or other legal process, he will give Company prompt notice so that Company may object or take steps to prevent such disclosure; and

1

b. He will, for so long as Company may require, fully cooperate with Company in handling its legal and other matters in which he was involved or about which he has knowledge, such as answering inquiries from Company or its counsel, testifying in depositions and trials, and engaging in other efforts on behalf of Company and its subsidiaries and affiliated companies. Executive will make himself available upon reasonable notice at reasonable times and places in order to prepare for giving testimony, and to testify at deposition, trial or other legal proceedings, without Company having to serve him with a subpoena. Executive expressly agrees that he will not be entitled to compensation, of any type or in any amount, for any of his time expended in such proceedings; provided, however, that Company agrees to reimburse Executive for reasonable out-of-pocket costs and expenses he incurs as a result of his obligation to cooperate with Company as provided herein.

3. Release. In consideration of the foregoing benefits, and for other valuable consideration, Executive and his representatives, heirs, successors, and assigns do hereby completely release and forever discharge Company and any present or past subsidiaries and affiliates,

and its and their present and former shareholders, officers, directors, agents, employees, attorneys, insurers, successors, and assigns (collectively, "Released Parties") from all claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character, known or unknown, mature or unmatured, which Executive may now have or has ever had, whether based on tort, contract (express or implied), or any federal, state, or local law, statute, public policy, or regulation (collectively, "Released Claims"). By way of example and not in limitation of the foregoing, Released Claims shall include any claims arising under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act and any and all similar claims arising under any statute, law or regulation of the State of California, any claims for benefits or payments under his executive Severance Agreement with CNF Inc., or any prior such agreement, as well as any claims asserting breach of contract, breach of the covenant of good faith and fair dealing, negligent or intentional infliction of emotional distress, negligent or intentional misrepresentation, negligent or intentional interference with contract or prospective economic advantage, defamation, invasion of privacy, claims of retaliation, wrongful discharge, or wrongful termination, and claims related to disability. Executive likewise releases the Released Parties from any and all obligations for attorneys' fees incurred in regard to the above claims, or otherwise. Notwithstanding the foregoing, Released Claims shall not include (i) any claims based on obligations created by or reaffirmed in this Agreement; (ii) any obligation Company may have for any compensation earned by and due Executive for work performed on or prior to the Effective Date; and (iii) any claims for indemnification under Company's Certificate of Incorporation or By-laws attributable to his serving as an executive officer of Company on or prior to the Effective Date, including without limitation claims against Company or its insurers for attorney's fees.

1

4. Waiver of Unknown Claims. The parties understand and agree that Released Claims include not only claims presently known to Executive, but also include all unknown or unanticipated claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of Released Claims as described in Section 3, above. Executive understands that he may hereafter discover facts different from what he now believes to be true, which if known, could have materially affected this Agreement, but he nevertheless waives any claims or rights based on different or additional facts. Therefore, Executive waives any and all rights or benefits which he may now have, or in the future may have, under the terms of Section 1542 of the California Civil Code which provides as follows:

> A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

5. Covenant Not to Sue. Executive shall not sue or initiate against any

Released Party any compliance review, action, or proceeding, or participate in the same, individually or as a member of a class, under any contract (express or implied), or any federal, state, or local law, statute, or regulation pertaining in any manner to Released Claims.

6. Nonadmission. The parties understand that this is a compromise settlement of disputed claims and that the furnishing of the consideration for this Agreement shall not be deemed or construed at any time or for any purpose as an admission of liability by Company. The liability for any and all claims is expressly denied by Company.

7. Age Discrimination Claims. Executive understands and agrees that, by entering into this Agreement, (i) he is waiving any rights or claims he might have under the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act (29 U.S.C. * 621 et. seq.); (ii) he has received consideration beyond that to which he was previously entitled; (iii) he has been advised to consult with an attorney before signing this Agreement; and (iv) he has been offered the opportunity to evaluate the terms of this Agreement for not less than twenty-one (21) days prior to his execution of the Agreement. Executive may revoke this Agreement (by written notice to Company) for a period of seven (7) days after his execution of the Agreement, and it shall become enforceable only upon the expiration of this revocation period without prior revocation by Executive. The Effective Date of this Agreement shall be the first calendar day after the expiration of the revocation period, unless revoked in writing by Executive prior to that date.

8. Integration. The parties understand and agree that this Agreement recites the sole consideration to be provided by Company to Executive and Executive's commitments and obligations to Company; that no representation or promise has been made to Executive by Company, by any of its subsidiaries or affiliates, by the Board of Directors of Company or any committee or member of the Board, or by any agent or representative acting on its or their behalf, except as expressly set forth in this Agreement; and that all agreements and understandings between the parties concerning compensation, fees and benefits to be provided to Executive are embodied and expressed in this Agreement. This Agreement shall supersede all prior or contemporaneous agreements and understandings among Executive and Company, whether written or oral, express or implied, with respect to employment, compensation, fees or benefits of any kind or type to be provided to Executive, except to the extent that the provisions of any such agreement or plans have been expressly referred to in this Agreement as having continued effect.

9. Assignment; Successors and Assigns. Executive agrees that he will not assign, sell, transfer, delegate, or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any rights or obligations under this Agreement. Any such purported assignment, transfer, or delegation shall be null and void. Executive represents that he has not previously assigned or transferred any rights or obligations under this Agreement. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors, attorneys, and permitted

assigns. This Agreement shall not benefit any other person or entity except as specifically enumerated in this Agreement.

10. Severability. If any provision of this Agreement, or its application to any person, place, or circumstance, is held by an arbitrator or a court of competent jurisdiction to be invalid, unenforceable, or void, such provision shall be enforced to the greatest extent permitted by law, and the remainder of this Agreement and such provision as applied to other persons, places, and circumstances shall remain in full force and effect.

11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

12. Interpretation. This Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any party. By way of example and not in limitation, this Agreement shall not be construed in favor of the party receiving a benefit nor against the party responsible for any particular language in this Agreement. Captions are used for reference purposes only and should be ignored in the interpretation of the Agreement.

13. Attorneys Fees and Costs. The parties agree that in the event of a breach of this Agreement or any provision thereof, the party who is found not to be in breach shall be entitled to recover costs and reasonable attorneys fees.

14. Arbitration of Disputes/Venue. In the event of any controversy arising from or concerning the interpretation or application of this Agreement, including the arbitrability of such controversy, whether such controversy is grounded in common or statutory law, the parties agree that such controversy shall be resolved exclusively through binding arbitration in San Francisco, California before a single neutral arbitrator selected jointly by the parties. The parties agree that this Section 14 establishes a post-dispute arbitration agreement and stipulate, with the advice of counsel or the opportunity to obtain such advice, that the same is not an adhesive or unconscionable contract. The parties to the arbitration shall have all rights, remedies, and defenses available to them in a civil action for the issues in controversy. The parties shall be jointly responsible for the fees and expenses of the arbitrator. If, for any legal reason, a controversy arising from or concerning the interpretation or application of this Agreement cannot be arbitrated as provided above, the parties agree that any civil action shall be brought in the United States District Court for the Northern District of California, San Jose Division, or, only if there is no basis for federal jurisdiction, in the Superior Court of the State of California in and for the County of Santa Clara. The parties further agree that any such civil action shall be tried to the court, sitting without a jury. The parties knowingly and voluntarily waive trial by jury.

15. Representation by Counsel. The parties acknowledge that (i) they have had the opportunity to consult counsel in regard to this Agreement, (ii)

they have read and understand the Agreement and they are fully aware of its legal effect; and (iii) they are entering into this Agreement freely and voluntarily, and based on each party's own judgment and not on any representations or promises made by the other party, other than those contained in this Agreement.

The parties have duly executed this Agreement as of the dates set forth below.

/s/ Eberhard G. H. Schmoller
Eberhard G. H. Schmoller

Dated: December 14, 2004

CNF Inc.

/s/ W. Keith Kennedy, Jr.
By: W Keith Kennedy, Jr.
Chief Executive Officer

Dated: December 14, 2004

1

</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
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Attachment 27

From: "Fossenier, Patrick J - CNF" <Fossenier.Patrick@cnf.com>
Subject: RE: Annual Meeting transcript
Date: April 21, 2005 4:30:57 PM EDT
To: "James Diehl" <jdiehl@[redacted]com>

Mr. Diehl,

I am responding to your inquiry concerning the transcript of the annual meeting held on April 19, 2005. The transcript is a CNF corporate document that is not being made available to shareholders and others. Accordingly, we are unable to furnish you with a copy.

Regards
Pat Fossenier

Patrick Fossenier
Director, Investor Relations
CNF Inc.
650.813.5353 (office direct)
650.387.3976 (mobile)
650.813.9525 (fax)

-----Original Message-----
From: James Diehl [mailto:jdiehl@[redacted]com]
Sent: Wednesday, April 20, 2005 9:03 AM
To: Fossenier, Patrick J - CNF
Subject: Annual Meeting transcript

Pat, as you know I was the only stocker holder that participated in the Q&A session during the Annual Meeting yesterday. Would you please provide me with a copy of the transcript of that meeting, or of the proper procedure to secure a copy?

Thanks much.

Jim Diehl



Attachment 28

Jennifer W. Pileggi
Senior Vice President, General Counsel
and Secretary

May 23, 2006

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Diehl:

At the Annual Shareholders Meeting of Con-way Inc. (the "Company") held on April 18, 2006 in Wilmington, DE, you asked why the Company doesn't post the transcripts of its annual meetings on its website. Keith Kennedy told you we would discuss the issue with our Board, which we did.

Please be advised that we have now posted the transcript of the 2006 Annual Shareholders Meeting on the Company's website.

Very truly yours,

Jennifer W. Pileggi

cc: W. Keith Kennedy, Jr.
Douglas W. Stotlar

From: "Fossenier, Patrick J" <Fossenier.Patrick@con-way.com>
Date: August 8, 2006 4:11:10 PM EDT
*** FISMA To: OMB Memorandum M-07-16 ***
Subject: RE: Annual Meeting transcripts

Hello, Mr. Diehl. the transcript to the 2006 annual meeting is available on con-way.com, in the Investor Relations section, under Annual Meeting. The policy change was not made retroactively.

Regards,

Pat Fossenier

From: Jim Diehl *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, August 03, 2006 2:25 PM
To: Investor Mailbox
Subject: Annual Meeting transcripts

Patrick Fossenier

Vice President, Investor Relations

Pat,

Now that the Board has changed corporate policy regarding the publication of its Annual Meeting transcripts, I am again requesting a copy of the transcripts from CNF/Con-Way 2005 Annual Meeting. Gratifying, as it is to see the Board accept my recommendation to post the transcripts on the Company webpage, more can be done to bring additional transparency to these meetings.

Hope all is well at Con-Way and thanks in advance for you assistance with this matter.

Sincerely,

Jim

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***



From: "Fossenier, Patrick J" <Fossenier.Patrick@con-way.com>
Subject: **RE: Annual Meeting transcripts**
Date: August 15, 2006 12:26:01 PM EDT
To: ***FISMA & OMB Memorandum M-07-16 ***
1 Attachment, 15.4 KB Save

Mr. Diehl, attached is the transcript to the 2005 annual shareholders' meeting.

Regards,
Pat Fossenier

Patrick J. Fossenier
Con-way Inc.
Vice President, Investor Relations
fossenier.patrick@con-way.com
(650) 378-5353 (office direct)
(650) 387-3976 (mobile)

From: Fossenier, Patrick J
Sent: Tuesday, August 08, 2006 1:11 PM
To: ***FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Annual Meeting transcripts

Hello, Mr. Diehl. the transcript to the 2006 annual meeting is available on con-way.com, in the Investor Relations section, under Annual Meeting. The policy change was not made retroactively.

Regards,
Pat Fossenier

From: Jim Diehl [mailto: ***FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, August 03, 2006 2:25 PM
To: Investor Mailbox
Subject: Annual Meeting transcripts

Patrick Fossenier

Attachment 31

Conway

Jennifer W. Pileggi

May 13, 2008

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Diehl,

I received your letters dated May 1, 2008 to Keith Kennedy, Douglas Stotlar and me. I was traveling on business last week and wanted to wait to respond until I returned to the office, but I have now given copies of the letters to both Keith and Doug.

Please be advised that the transcript of the 2008 annual shareholder meeting has been posted on our website, and we will be posting the transcript of the 2005 annual meeting on the website shortly. We will consider your other suggestions later in the year as we plan for the 2009 annual meeting.

Very truly yours,



Jennifer W. Pileggi

cc: W. Keith Kennedy, Jr.
Douglas W. Stotlar

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Con-way Inc. – Supplement to Letter Dated January 6, 2009 Related to Omission Rule 14a-8 Shareholder Proposal Submitted by James M. Diehl.

Dear Sir or Madam,

I (Proponent) refer to my letter dated January 6, 2009 (the January 6 Letter) which I requested the Staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) to reject Con-way Inc., a Delaware corporation (the Company) request to omit the submitted Shareholder Proposal (the Proposal) from the Company's Proxy Materials, to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

This letter is in response to Daniel E. Stoller's letter dated January 12, 2009 (Counsel's January 12 Letter) and has been submitted to supplement the January 6 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), I am e-mailing this letter to the Staff. A copy of this submission is being sent simultaneously to the Company, and its Counsel, Daniel E. Stoller. (Counsel)

I. Introduction and Response

a) The Company, through counsel suggested in his January 12 Letter that providing the Staff with the 31 attachments (the Attachments) and placing it on the public record was a flagrant misuse of the Rule 14a-8 process. (page 2, paragraph 1) My January 6 Letter (page 7) clearly outlined the need to include the Attachment, in order to defend the Proposal and its Supporting Statement against baseless allegations that Counsel made in the December 9 Letter and place on the public record.

It is the Proponent's position that the Shareholder Proposal before the Commission is accurate, valid, and worthy to be included in the Company's Proxy Materials and the submitted Attachments provide support to dismiss Counsel's allegations contained in his December 9 Letter.

B) Counsel's January 12 Letter stated

> "each of the Proponent's grievances has been carefully reviewed by the Company's management and/or Audit Committee of the Board of Directors, with the assistance of outside counsel as warranted. And "The Company repeatedly has responded to the Proponent's allegation." (page 2, paragraph 2)

Counsel's statement is vague and provides no substantive details to show that the Board's investigation of Eb Schmoller was anything more than a *Star Chamber* inquiry. The January 6, Letter and attachments, particularly the details discussing the Company's disclosure that the investigators, (the Board) and their target, (Mr. Schmoller) had a working relationship with the same law firm. That is a factual admission by the Company. Additionally, in each of the responses that the Company has made to the Proponent since their Board conducted their investigation, the Company has consistently refused to provide substantive details of the Board's investigation of Mr. Schmoller.

Again, the Company generated documents that I submitted to the Commission with my January 9 Letter provides credible evidence that refutes Counsel's position on this point.

c) Counsel's December 9 Letter under, "II Bases [sic] for Excluding the Proposal" and again in Counsel's January 12 Letter claims that the Proposal deals with matters of the Company's ordinary business. Specifically on page 2, paragraph 3 of Counsel's January 12 Letter it states,

> "the Proposal deals with matters relating to the conduct of the Company's ordinary business operations and (ii) in violation of Rule 14a-8(i)(3), the Proposal included numerous materially false and misleading statements and is vague and indefinite in substantial part and thus materially false and misleading, all in violation of Rule14a-9."

Counsel continues to assert that Proposal included numerous materially false and misleading statements, however, Counsel fails to cite credibly sources or documents to prove that the Proposal does in fact contain "materially false and misleading statements." These are the same allegations that Counsel made in his December 9 Letter, which I disputed, point by point in my January 6 Letter.

D) Counsel's January 12 Letter, Counsel claims that the Attachments to my January 6 Letter "demonstrate the pervasive nature of the inaccurate allegations made therein. Counsel cites two examples on pages 2 and 3.

The first example Counsel cited referenced may January 6 letter (page 6, VIII (c) claim that Jennifer Pileggi, the Company's Senior Vice President and General Counsel was evasive in answering a question regarding Mr. Schmoller's relationship with the law firm of Morrison & Foerster, LLP as detailed in the transcripts of the 2008 Annual shareholders meeting.

Furthermore, in an argument to the Staff, Counsel stated,

> "In fact, Attachment 16 to the Proponent's Letter (at page13) shows Ms. Pileggi's clear response to the Proponent." What Counsel avoids pointing out that Ms. Pileggi avoided the direct question regarding Mr. Schmoller business relationship with Morrison & Foerster.

The 2008 annual meeting transcripts provide the most accurate, unbiased and comprehensive account of the question asked of Ms. Pileggi, and Ms. Pileggi's answer. I respectfully ask that the Staff rely on the Company transcripts as they evaluate Counsel's version of Ms. Pileggi statement.

e) My January 6, 2009 (page 3) under: III. (B) Rule 14a-8, Rule Release No. 34-40018; IC-23200; File No. S7-25-97, provided a more comprehensive account of Commission's Rule Release No. 34-40018, that Counsel cited in his December 9 Letter. I will rely on the Staff's experience and judgment in evaluating the appropriateness of this Proposal being included with the Company's Proxy Materials.

F) Counsel's January 12 Letter under, III (page 4) cites two examples that Counsel and Company believe contains numerous mischaracterizations and misstatements.

I. "The Proponent, however, continues to dwell on the statement from the 2005 annual meeting made by the Company's Chairman of the Board, Keith Kennedy, characterizing the payment to Mr. Schmoller a 'stay pay' instead of 'severance pay'."

The Proponent's does dwell on Chairman Kennedy declaration that he entered into an agreement that paid Mr. Schmoller stay pay. This not a misspoken technical term that Chairman Kennedy made. Chairman Kennedy and the Company's general counsel has continued, for three subsequent years to maintain this payment was stay pay. Counsel fails to concede that as recently as the 2008 annual meeting, Chairman Kennedy and Ms. Pileggi continued to call the payment to Mr. Schmoller "stay pay."

Neither I, nor the Company disputes the 2005 Proxy statement describes the payment as "severance." What is in dispute is the rationale for Chairman Kennedy and Ms. Pileggi to continue to describe the payment, in there own recorded words, as "stay pay." The 2005 and 2008 annual meeting transcripts are irrefutable.

II. Company and Counsel continues to maintain, without factual foundation whatsoever, that the question regarding the backdating of options was designed to falsely imply, that the Company's executives and directors engaged in improper backdating of options, despite receiving a detailed explanation in the Proponent's January 6 letter (page 18), which also included the 2007 annual meeting transcripts (Attachment 15), where the original backdating issue was first discussed.

G) Counsel informed the Commission that the "Proponent knows, no time limitations has been applied to the Proponent, who has been given the opportunity to ask multiple questions at each shareholders' meeting he has attended."

As previously detailed, and supported with documents, the Company has consistently failed to answer questions submitted in writing by the Proponent in recent years. Given that fact, the annual meeting provides the only opportunity to hope to receive answers from the Company. During the 2008 annual meeting Chairman Kennedy did permitted more time to submit my questions than the rules permit. During the 2005, 2006 and 2007 annual meetings, I restricted my questions in order abide by the two-minute rule, although the exact length time that I spoke is unknown to me.

Regardless, Chairman Kennedy announces during each annual meeting that, "In order to ensure fair treatment to all share owners, our meeting rules provide the question or comments will be limited to two minutes for each speaker." (2008 annual meeting transcripts)

Conclusion

As mentioned in my January 6 Letter, Company generated documents, such as regulatory filings, annual meeting transcripts and other Company documents are appropriate materials to examine, and provide the most complete account of past actions.

I respectfully request that the Staff reject the Company's request to omit and permit my Proposal to be included in the Company's 2009 proxy materials.

I also request that the Staff e-mail a copy of its response to this letter to the

Office of Chief Counsel
January 21, 2009

undersigned at *** FISMA & OMB Memorandum M-07-16 *** and to the Company at pileggi.jennifer@con-way.com and to Company's Counsel at daniel.stoller@skadden.com

I want to thank the Staff again for your time and efforts in addressing this issue on behalf of all Con-way Inc. shareholders. If the Staff has any questions regarding my response, please do not hesitate to contact me at (407) 383-9320, or at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

James M. Diehl

cc: Jennifer W. Pileggi, Esq., Senior Vice President, General Counsel and Secretary, Con-way Inc.

Daniel E. Stoller, Esq. Skadden, Arps, Slate Meagher & Flom LLP

ENL